    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 27, 1997


                                            REGISTRATION STATEMENT NO. 333-17339

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------

                               MEDPARTNERS, INC.
             (Exact Name of Registrant as Specified in its Charter)

             DELAWARE                                                           63-1151076
   (State or Other Jurisdiction                                              (I.R.S. Employer
of Incorporation or Organization)                                         Identification Number)

                        3000 GALLERIA TOWER, SUITE 1000

                           BIRMINGHAM, ALABAMA 35244
                                 (205) 733-8996
              (Address, including Zip Code, and Telephone Number,
       including Area Code, of Registrant's Principal Executive Offices)

                               ------------------
                                 LARRY R. HOUSE
                                CHAIRMAN OF THE
                           BOARD, PRESIDENT AND CHIEF
                               EXECUTIVE OFFICER
                        3000 GALLERIA TOWER, SUITE 1000
                           BIRMINGHAM, ALABAMA 35244
                              TEL: (205) 733-8996
                              FAX: (205) 733-1568
 (Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

                               ------------------
                          COPIES OF COMMUNICATIONS TO:


                 J. BROOKE JOHNSTON, JR., ESQ.                                   ROBERT E. LEE GARNER, ESQ.
            SENIOR VICE PRESIDENT & GENERAL COUNSEL                            F. HAMPTON MCFADDEN, JR., ESQ.
                       MEDPARTNERS, INC.                                           JAMES H. SINNOTT, ESQ.
                3000 GALLERIA TOWER, SUITE 1000                                HASKELL SLAUGHTER & YOUNG, LLC
                BIRMINGHAM, ALABAMA 35244-2331                                   1200 AMSOUTH/HARBERT PLAZA
                      TEL: (205) 733-8996                                          1901 SIXTH AVENUE NORTH
                      FAX: (205) 982-7709                                         BIRMINGHAM, ALABAMA 35203
                                                                                     TEL: (205) 251-1000
                                                                                     FAX: (205) 324-1133


    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               ------------------
                        CALCULATION OF REGISTRATION FEE


----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                                       PROPOSED         PROPOSED
                TITLE OF EACH                         AMOUNT            MAXIMUM          MAXIMUM         AMOUNT OF
             CLASS OF SECURITIES                       TO BE        OFFERING PRICE      AGGREGATE      REGISTRATION
              TO BE REGISTERED                      REGISTERED         PER SHARE     OFFERING PRICE         FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per share
  (including the Common Stock Purchase
  Rights)....................................        2,153,808        $21.875(1)     $47,114,550(1)    $14,277.14(2)
----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per share
  (including the Common Stock Purchase
  Rights)....................................         51,224          $18.8125(3)    $963,651.50(3)     $292.02(4)
----------------------------------------------------------------------------------------------------------------------
Total........................................        2,205,032            --         $48,078,201.50     $14,569.16
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------



(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) based upon the average of the high and low prices of the Registrant's Common Stock as reported on the New York Stock Exchange on December 4, 1996.


(2) $14,277.14 was paid at the time of the original filing of the Registration Statement.


(3) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) based on the average of the high and low prices of the Registrant's Common Stock as reported on the New York Stock Exchange on January 23, 1997.


(4) $292.02 represents the registration fee due on the additional shares registered hereby.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS


                                2,205,032 SHARES


                             (LOGO) MEDPARTNERS TM

                                  COMMON STOCK
                           PAR VALUE $.001 PER SHARE


     In accordance with the applicable rules of the Securities and Exchange Commission (the "Commission"), this Prospectus may be used in connection with offerings of the Common Stock of MedPartners, Inc., a Delaware corporation ("MedPartners" or the "Company"). This Prospectus relates to the resale by the holders thereof ("Selling Stockholders") of up to 2,205,032 shares of Common Stock, par value $.001 per share (the "Common Stock"), of the Company issued without registration under the Securities Act of 1933, as amended (the "Securities Act"), in transactions not involving public offerings.



     The shares of Common Stock held by the Selling Stockholders may be offered from time to time in transactions (which may include block transactions) on The New York Stock Exchange, Inc. ("NYSE"), in negotiated transactions or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the shares directly to purchasers or to or through underwriters, agents or broker-dealers, and any such underwriters, agents or broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and the purchasers of the shares for which such underwriters, agents or broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular underwriter, broker-dealer or agent might be in excess of customary commissions). See "Selling Stockholders" and "Plan of Distribution".


     None of the proceeds from the sale of the shares by the Selling Stockholders will be received by the Company. The Company has agreed to bear all expenses (other than underwriting discounts, selling commissions and fees and expenses of counsel and other advisors to the Selling Stockholders) in connection with the registration of the shares being offered by the Selling Stockholders. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. See "Plan of Distribution".


     SEE "RISK FACTORS" AT PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.


                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                               ------------------


                THE DATE OF THIS PROSPECTUS IS JANUARY 27, 1997

                             AVAILABLE INFORMATION

     The Company has filed a Registration Statement (the "Registration Statement") on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement which the Company has filed with the Commission, certain portions of which have been omitted pursuant to the rules and regulations of the Commission, and to which portions reference is hereby made for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning certain documents are not necessarily complete, and in each instance, reference is made to the copies of such documents filed as exhibits to the Registration Statement. Each such statement is qualified in its entirety by such reference.


     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (Commission File No. 0-27276), and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial statements and other matters. The Registration Statement, as well as such reports, proxy statements and other information, may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. and should be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Chicago, Illinois. Copies of such material can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov. The Common Stock is listed on the NYSE. The reports, proxy statements and certain other information of the Company can be inspected at the office of the NYSE, 20 Broad Street, New York, New York. See "Incorporation of Certain Documents by Reference".


                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains or incorporates certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of the Company. The words "estimate", "project", "intend", "expect" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking-statements. For a discussion of certain of such risks and uncertainties, see "Risk Factors". Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless the context otherwise requires, as used herein, the term "MedPartners" or the "Company" refers collectively to MedPartners, Inc. and its predecessor, also named MedPartners, Inc. (the "Original Predecessor"), and their respective subsidiaries and affiliates. In September 1996, the Company changed its name from MedPartners/Mullikin, Inc. ("MedPartners/Mullikin") to "MedPartners, Inc."

                                  THE COMPANY

GENERAL


     MedPartners, with annualized revenues of approximately $4.7 billion as of September 30, 1996, is the largest physician practice management ("PPM") company in the United States. The Company develops, consolidates and manages integrated healthcare delivery systems. Through its network of affiliated group and independent practice association ("IPA") physicians, the Company provides primary and specialty healthcare services to prepaid managed care enrollees and fee-for-service patients. The Company also operates one of the largest independent prescription benefit management ("PBM") programs in the United States and provides disease management services and therapies for patients with certain chronic conditions. As of September 30, 1996, the Company operated in 26 states through affiliations with approximately 8,000 physicians, including approximately 2,500 in group practices, 4,550 through IPA relationships and 950 who were hospital-based, providing healthcare to approximately 1.5 million prepaid enrollees.



     The Company affiliates with physicians who are seeking the resources necessary to function effectively in healthcare markets that are evolving from fee-for-service to managed care payor systems. The Company enhances clinic operations by centralizing administrative functions and introducing management tools, such as clinical guidelines, utilization review and outcomes measurement. The Company provides affiliated physicians with access to capital and advanced management information systems. In addition, MedPartners contracts with health maintenance organizations and other third-party payors that compensate the Company and its affiliated physicians on a prepaid basis (collectively, "HMOs"), as well as hospitals and outside providers on behalf of its affiliated physicians. These relationships provide physicians with the opportunity to operate under a variety of payor arrangements and increase their patient flow.



     The Company offers medical group practices and independent physicians a range of affiliation models. These affiliations are carried out by the acquisition of PPM entities or physician practices and related assets, either for cash or through an equity exchange, or by affiliation on a contractual basis. In all instances, the Company enters into long-term practice management agreements with the affiliated physicians that provide for the management of their practices by the Company while at the same time providing for the clinical independence of the physicians.


     The Company also manages outpatient prescription drug benefit programs for more than 1,300 clients throughout the United States, including corporations, insurance companies, unions, government employee groups and managed care organizations. The Company dispenses 42,000 prescriptions daily through four mail service pharmacies and manages patients' immediate prescription needs through a network of approximately 53,000 retail pharmacies. The Company is in the process of integrating its PBM program with the PPM business by providing pharmaceutical services to affiliated physicians, clinics and HMOs. The Company's disease management services are intended to meet the healthcare needs of individuals with chronic diseases or conditions. These services include the design, development and management of comprehensive programs that comprise drug therapies, physician support and patient education. The Company currently provides therapies and services for individuals with such conditions as hemophilia, growth disorders, immune deficiencies, genetic emphysema, cystic fibrosis and multiple sclerosis.

ACQUISITION PROGRAM


     The Company believes it is the leading consolidator in the PPM industry. The Company's acquisition strategy is to develop locally prominent, integrated healthcare delivery networks that provide high quality, cost-effective healthcare in selected geographic markets. The Company implements this strategy through growth in its existing markets, expansion into new markets through acquisitions and affiliations and through the implementation of comprehensive healthcare solutions for patients, physicians and payors. In pursuing its acquisition strategy, the Company creates strategic alliances with hospital partners and HMOs. As an integral element of these alliances, MedPartners utilizes sophisticated information systems to improve the operational efficiency of, and to reduce the operating costs associated with the Company's networks and the practices of affiliated physicians. The Company's principal methods of expansion are the acquisition of PPM businesses and affiliations with physician and medical groups.


     In September 1996, the Company acquired Caremark International Inc. ("Caremark"), a publicly traded PPM and PBM company based in Northbrook, Illinois, in exchange for approximately 90.6 million shares of Common Stock having a total value of approximately $1.8 billion (the "Caremark Acquisition"), creating the largest PPM business in the United States. Caremark provides PPM services to approximately 1,000 affiliated physicians.


     In November 1995, the Company acquired Mullikin Medical Enterprises, L.P. ("MME"), a privately held PPM entity based in Long Beach, California, in exchange for approximately 13.5 million shares of Common Stock having a total value of approximately $384.1 million. MME provided PPM services to approximately 400 group and 2,600 IPA physicians. In February 1996, the Company acquired Pacific Physician Services, Inc. ("PPSI"), a publicly traded PPM company based in Redlands, California, in exchange for approximately 11.0 million shares of Common Stock having a total value of $341.8 million. PPSI provided PPM services to approximately 710 group and 100 IPA physicians. PPSI had acquired Team Health, Inc. ("Team Health"), based in Knoxville, Tennessee in June 1995. Team Health primarily manages physicians and other healthcare professionals engaged in the delivery of emergency medicine and hospital-based primary care.


     The Company had affiliated with 190 physicians through December 31, 1994. As of September 30, 1996, after giving effect to the Caremark Acquisition, the Company had affiliated with approximately 8,000 physicians.


     On January 20, 1997, the Company entered into and executed an Agreement and Plan of Merger by and between the Company, Seabird Acquisition Corporation (the "Subsidiary") and InPhyNet Medical Management Inc. ("InPhyNet") relating to the merger of InPhyNet with and into the Subsidiary (the "Merger"). The Merger is expected to be accounted for as a pooling of interests under generally accepted accounting practices and is expected to qualify for treatment as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The Merger is subject to certain conditions typical for transactions of this kind.


                                  THE OFFERING


Common Stock offered by the
  Selling Stockholders.....  2,205,032 shares



Common Stock outstanding
after the Offering.........  166,684,478 shares(1)


New York Stock Exchange
  symbol...................  MDM
---------------


(1) As of January 17, 1997, excluding shares of Common Stock reserved for issuance pursuant to outstanding stock options.

                              PLAN OF DISTRIBUTION



     The Common Stock may be sold from time to time by Selling Stockholders, or by pledgees, donees, transferees or other successors-in-interest. Such sales may be made on one or more exchanges or in the over-the-counter market or in negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of sale or at prices related to such prevailing price. The Common Stock may be sold directly to purchasers or to or through underwriters, agents or broker-dealers by one or more methods. In connection with the distributions of the Common Stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers. Any underwriters, broker-dealers or agents may receive compensation in form of commission, discounts or concessions from Selling Stockholders and/or the purchasers of such shares for which such underwriters, broker-dealers or agents may act as agents or to whom they sell as principals, or both (which compensation as a particular underwriter, broker-dealer or agent will be negotiated prior to the sale and may be in excess of customary compensation). In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. See "Plan of Distribution" and "Selling Stockholders".


                                  RISK FACTORS


     See "Risk Factors" beginning on page 4 of this Prospectus for a discussion of certain factors related to the Company and the Common Stock offered hereby.

                                  THE COMPANY

     The Company was incorporated under the laws of Delaware in August 1995 as "MedPartners/Mullikin, Inc." to be the surviving corporation in the combination of the businesses of the Original Predecessor, incorporated under the laws of Delaware in 1993, and MME, a California limited partnership which, directly or through its predecessor entities, had operated since 1957. In September 1996, the Company changed its name to "MedPartners, Inc." The executive offices of MedPartners are located at 3000 Galleria Tower, Suite 1000, Birmingham, Alabama 35244, and its telephone number is (205) 733-8996. See "Business".

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective purchasers of the Common Stock should consider carefully the factors listed below.

RISKS RELATING TO THE COMPANY'S GROWTH STRATEGY

     The Company intends to continue to pursue an aggressive growth strategy through acquisitions and internal development for the foreseeable future. The Company's ability to pursue new growth opportunities successfully will depend on many factors, including, among others, the Company's ability to identify suitable growth opportunities and successfully integrate acquired businesses and practices. There can be no assurance that the Company will anticipate all of the changing demands that expanding operations will impose on its management, management information systems and physician network. Any failure by the Company to adapt its systems and procedures to those changing demands could have a material adverse effect on the operating results and financial condition of the Company.


     Competition for Expansion Opportunities. The Company is subject to the risk that it will be unable to identify and recruit suitable acquisition candidates in the future. The Company competes for acquisition, affiliation and other expansion opportunities with national, regional and local PPM companies and other physician management entities. In addition, certain companies, including hospital management companies, hospitals and insurers, are expanding their presence in the PPM market. The Company's failure to compete successfully for expansion opportunities or to attract and recruit suitable acquisition candidates could have a material adverse effect on the operating results and financial condition of the Company. The Company is also subject to the risk that it will be unable to recruit and retain qualified physicians and other healthcare professionals to serve as employees or independent contractors of the Company and its affiliates. See "Business -- Competition".


     Integration Risks. Acquisitions of PPM companies and physician practices entail the risk that such acquisitions will fail to perform in accordance with expectations and that the Company will be unable to successfully integrate such acquired businesses and physician practices into its operations. The profitability of the Company is largely dependent on its ability to develop and integrate networks of physicians, to manage and control costs and to realize economies of scale from acquisitions of PPM companies and physician practices. The histories, geographic location, business models, including emphasis on managed care and fee-for-service, and cultures of acquired PPM businesses and physician practices may differ from the Company's past experiences. Dedicating management resources to the integration process may detract attention from the day-to-day business of the Company. Moreover, the integration of the acquired businesses and physician practices may require substantial capital and financial investments. These, together with other risks described herein, could result in the incurrence of substantial costs in connection with acquisitions that may never achieve revenue and profitability levels comparable to the Company's existing physician networks, which could have a material adverse effect on the operating results and financial condition of the Company.


     The major acquisitions carried out by the Company since January 1995 have been structured as poolings of interests. As a result, the operating income of the Company has been reduced by the merger expenses incurred in connection with those acquisitions, resulting in a net loss for the nine months ended September 30, 1996. The expenses of the Caremark Acquisition are expected to result in a net loss for the year ended December 31, 1996. There can be no assurance that future merger expenses will not result in further net losses. Nor can there be any assurance that there will not be substantial future costs associated with integrating acquired companies; that the Company will be successful in integrating such companies; or that the anticipated benefits of such acquisitions will be realized fully. The unsuccessful integration of such companies or the failure of the Company to realize such anticipated benefits fully could have a material adverse effect on the operating results and financial condition of the Company. See "-- Risks Relating to Capital Requirements".

     Dependence on HMO Enrollee Growth. The Company is also largely dependent on the continued increase in the number of HMO enrollees who use its physician networks. This growth may come from development or acquisition of other PPM entities, affiliation with additional physicians, increased enrollment in HMOs currently contracting with the Company through its affiliated physicians and additional agreements with HMOs. There can be no assurance that the Company will be successful in identifying, acquiring and integrating additional medical groups or other PPM companies or in increasing the number of enrollees. A decline in enrollees in HMOs could have a material adverse effect on the operating results and financial condition of the Company. The Company is statutorily and contractually prohibited from controlling any medical decisions made by a healthcare provider. Accordingly, affiliated physicians may decline to enter into HMO agreements that are negotiated for them by the Company or may enter into contracts for the provision of medical services or make other financial commitments that are not intended to benefit the Company and which, accordingly, could have a material adverse effect on the operating results and financial condition of the Company. See "Business -- Operations".

     Risks Relating to Capital Requirements. The Company's growth strategy requires substantial capital for the acquisition of PPM businesses and assets of physician practices, and for their effective integration, operation and expansion. Affiliated physician practices may also require capital for renovation, expansion and additional medical equipment and technology. The Company believes that its existing cash resources, the use of Common Stock for selected practice and other acquisitions, and available borrowings under the $1.0 billion credit facility (the "Credit Facility") with NationsBank, National Association (South), as administrative bank to a group of lenders, or any successor credit facility, will be sufficient to meet the Company's anticipated acquisition, expansion and working capital needs for the next twelve months. The Company expects from time to time to raise additional capital through the issuance of long-term or short-term indebtedness or the issuance of additional equity securities in private or public transactions, at such times as management deems appropriate and the market allows in order to meet the capital needs of the Company. There can be no assurance that acceptable financing for future acquisitions or for the integration and expansion of existing networks can be obtained. Any of such financings could result in increased interest and amortization expense, decreased income to fund future expansion and dilution of existing equity positions.

RISKS RELATING TO CAPITATED NATURE OF REVENUES; CONTROL OF HEALTHCARE COSTS

     A substantial portion of the Company's revenue is derived from agreements with HMOs that provide for the receipt of capitated fees. Under these agreements, the Company, through its affiliated physicians, is generally responsible for the provision of all covered outpatient benefits, regardless of whether the affiliated physicians directly provide the medical services associated with the covered benefits. The Company is statutorily and contractually prohibited from controlling any medical decisions made by any healthcare provider. To the extent that enrollees require more care than is anticipated or require supplemental medical care that is not otherwise reimbursed by the HMO, aggregate capitation rates may be insufficient to cover the costs associated with the treatment of enrollees. If revenue is insufficient to cover costs, the operating results and financial condition of the Company could be materially adversely affected. As a result, the Company's success will depend in large part on the effective management of healthcare costs through various methods, including utilization management, competitive pricing for purchased services and favorable agreements with payors. Recently, many providers, including the Company, have experienced pricing pressures with respect to negotiations with HMOs. In addition, employer groups are becoming increasingly successful in negotiating reductions in the growth of premiums paid for their employees' health insurance, which tends to depress the reimbursement for healthcare services. At the same time, employer groups are demanding higher accountability from payors and providers of healthcare services with respect to measurable accessibility, quality and service. If these trends continue, the cost of providing physician services could increase while the level of reimbursement could grow at a lower rate or could decrease. There can be no assurance that these pricing pressures will not have a material adverse effect on the operating results and financial condition of the Company. In addition, changes in healthcare practices, inflation, new technologies, major epidemics, natural disasters and numerous other factors affecting the delivery and cost of healthcare could have a material adverse effect on the operating results and financial condition of the Company.

     The Company's financial statements include estimates of costs for covered medical benefits incurred by HMO enrollees, but not yet reported. While these estimates are based on information available at the time of calculation, there can be no assurance that actual costs will approximate the estimates of such amounts. If the actual costs significantly exceed the amounts estimated and accrued, such additional costs could have a material adverse effect on the operating results and financial condition of the Company.

     The HMO agreements often contain shared-risk provisions under which additional revenue can be earned or economic penalties can be incurred based upon the utilization of hospital and non-professional services by HMO enrollees. The Company's financial statements contain accruals for estimates of shared-risk amounts receivable from or payable to the HMOs that contract with their affiliated physicians. These estimates are based upon inpatient utilization and associated costs incurred by HMO enrollees compared to budgeted costs. Differences between actual contract settlements and amounts estimated as receivable or payable relating to HMO risk-sharing arrangements are generally reconciled annually. This may cause fluctuations from amounts previously accrued. To the extent that HMO enrollees require more care than is anticipated or require supplemental care that is not otherwise reimbursed by the HMOs, aggregate capitation rates may be insufficient to cover the costs associated with the treatment of enrollees. Any such insufficiency could have a material adverse effect on the operating results and financial condition of the Company.

     Physician groups that render services on a fee-for-service basis (as opposed to a capitated plan) typically bill various third-party payors, such as governmental programs (e.g., Medicare and Medicaid), private insurance plans and managed care plans, for the healthcare services provided to their patients. A significant portion of the revenue of the Company is derived from payments made by these third-party payors. There can be no assurance that payments under governmental programs or from other third-party payors will remain at present levels. In addition, third-party payors can deny reimbursement if they determine that treatment was not performed in accordance with the cost-effective treatment methods established by such payors or was experimental or for other reasons. Any material decrease in payments received from such third-party payors could have a material adverse effect on the operating results and financial condition of the Company.

RISKS RELATING TO CERTAIN CAREMARK LEGAL MATTERS

     OIG Settlement and Related Claims. Caremark agreed in June 1995 to settle with the Office of the Inspector General (the "OIG") of the United States Department of Health and Human Services (the "DHHS"), the Department of Justice ("DOJ"), the Veteran's Administration, the Federal Employee Health Benefits Program ("FEHBP"), the Civilian Health and Medical Program of the Uniformed Services ("CHAMPUS") and related state investigative agencies in all 50 states and the District of Columbia a four-year-long investigation of Caremark (the "OIG Settlement"). Under the terms of the OIG Settlement, which covered allegations dating back to 1986, a subsidiary of Caremark pled guilty to two counts of mail fraud -- one each in Minnesota and Ohio -- resulting in the payment of civil penalties and criminal fines. The basis of these guilty pleas was Caremark's failure to provide certain information to CHAMPUS, FEHBP and federally funded healthcare benefit programs concerning financial relationships between Caremark and a physician in each of Minnesota and Ohio. See
"Business -- Legal Proceedings".

     In its agreement with the OIG and DOJ, Caremark agreed to continue to maintain certain compliance-related oversight procedures. Should these oversight procedures reveal credible evidence of legal or regulatory violations, Caremark is required to report such violations to the OIG and DOJ. Caremark is, therefore, subject to increased regulatory scrutiny and, in the event it commits legal or regulatory violations, Caremark may be subject to an increased risk of sanctions or penalties, including disqualification as a provider of Medicare or Medicaid services, which would have a material adverse effect on the operating results and financial condition of the Company.

     In connection with the matters described above relating to the OIG Settlement, Caremark is a party to various non-governmental claims and may in the future become subject to additional OIG-related claims. Caremark is a party to, or the subject of, and may be subjected to in the future, various private suits and claims (including stockholder derivative actions and an alleged class action suit) being asserted in connection with matters relating to the OIG Settlement by Caremark's stockholders, patients who received healthcare services from Caremark and such patients' insurers. The Company cannot determine at this time what costs may be incurred in connection with future disposition of non-governmental claims or litigation. Therefore there can be no assurance that the ultimate costs of these matters will not exceed such reserve or that additional costs, claims and damages will not occur. Such additional costs, if incurred, could have a material adverse effect on the operating results and financial condition of the Company. See "Business -- Legal Proceedings", Note 14 to the consolidated financial statements of the Company and Note 5 to the unaudited consolidated financial statements of the Company incorporated herein by reference.



     In May 1996, three home infusion companies, purporting to represent a class consisting of all of Caremark's competitors in the alternate site infusion therapy industry, filed a complaint against Caremark, a subsidiary of Caremark, and two other corporations in the United States District Court for the District of Hawaii alleging violations of the federal conspiracy laws, the antitrust laws and of California's unfair business practices statute. The complaint seeks unspecified treble damages, and attorneys' fees and expenses. The Company intends to defend this case vigorously. Although management believes, based on information currently available, that the ultimate resolution of this matter is not likely to have a material adverse effect on the operating results and financial condition of the Company, there can be no assurance, that the ultimate resolution of this matter, if adversely determined, would not have a material adverse effect on the operating results and financial condition of the Company.



     Private Payor Settlements. In March 1996, Caremark agreed to settle all disputes with a number of private payors. These disputes relate to businesses that were covered by the OIG Settlement. The settlements resulted in an after-tax charge of approximately $42.3 million. In addition, the Company paid $23.3 million after-tax to cover the private payors' pre-settlement and settlement-related expenses. An after-tax charge for the above amounts was recorded in first quarter 1996 discontinued operations.



     Coram Litigation. On September 11, 1995, Coram Healthcare Corporation ("Coram") filed a complaint in the San Francisco Superior Court against Caremark and its subsidiary, Caremark Inc., and 50 unnamed individual defendants. The complaint, which arises from Caremark's sale to Coram of Caremark's home infusion therapy business in April 1995, for approximately $209.0 million in cash and $100.0 million in securities, alleges breach of the Asset Sale and Note Purchase Agreement, dated January 29, 1995, as amended April 1, 1995, between Coram and Caremark, breach of related contracts, fraud, negligent misrepresentation and a right to contractual indemnity. Requested relief in Coram's amended complaint includes specific performance, declaratory relief, injunctive relief and damages of $5.2 billion. Caremark filed counterclaims against Coram in this lawsuit and also filed a lawsuit in the United States District Court in Chicago claiming that Coram committed securities fraud in its sale to Caremark of its securities in connection with the sale of Caremark's home infusion business to Coram. The lawsuit filed in federal court in Chicago has been dismissed, and Caremark's appeal of the dismissal was argued on May 10, 1996 and is now under submission. Coram's lawsuit is currently in the discovery phase. In October 1996, Coram agreed to merge with Integrated Health Services, Inc. ("IHS"). In connection with the merger agreement, IHS and the Company have agreed to a settlement of the Coram litigation, contingent upon consummation of the proposed merger, expected to be completed in the first quarter of 1997. Under the settlement proposal, the notes that are now payable by Coram to Caremark will be cancelled and replaced with a new two-year note in the principal amount of $57.5 million. Caremark had previously established a reserve for a portion of the $100 million in securities, and, therefore, the terms of the new note will not require any additional charge against earnings by the Company.



     MedPartners and IHS/Coram will enter into long-term preferred provider agreements pursuant to which IHS/Coram will provide services to the patients served by MedPartners' integrated delivery systems on a national basis. MedPartners understands that the acquisition of Coram by IHS is subject to the usual conditions found in transactions of this type, including approval of the stockholders of both companies, and is expected to be consummated early in the first quarter of 1997. The Company has no control over the conduct of the IHS/Coram transaction, and there can be no assurance that it will be consummated.


     Caremark Acquisition Litigation. In May 1996, two stockholders, each purporting to represent a class, filed complaints against Caremark and each of its directors in the Court of Chancery of the State of Delaware alleging breaches of the directors' fiduciary duty in connection with Caremark's then proposed merger with the Company. The complaints seek unspecified damages, injunctive relief, and attorneys' fees and expenses. The Company believes these complaints will not have a material adverse effect on the operating results and financial condition of the Company. See "Business -- Legal Proceedings" and Note 17 to the consolidated financial statement of the Company.


RISKS RELATING TO EXPOSURE TO PROFESSIONAL LIABILITY; LIABILITY INSURANCE


     In recent years, physicians, hospitals and other participants in the healthcare industry have become subject to an increasing number of lawsuits alleging medical malpractice and related legal theories. Many of these lawsuits involve large claims and substantial defense costs. Although the Company does not engage in the practice of medicine or provide medical services, or control the practice of medicine by its affiliated physicians or the compliance with regulatory requirements directly applicable to the affiliated physicians and physician groups, there can be no assurance that the Company will not become involved in such litigation in the future. Through the Company's ownership and operation of Pioneer Hospital ("Pioneer Hospital"), U.S. Family Care Medical Center ("USFMC") and Friendly Hills Hospital ("Friendly Hills"), the Company could be subject to allegations of negligence and wrongful acts by its hospital-based physicians or arising out of providing nursing care, emergency room services, credentialing of medical staff members and other activities incident to the operation of acute care hospitals. In addition, through its management of clinic locations and provision of non-physician healthcare personnel, the Company could be named in actions involving care rendered to patients by physicians employed by or contracting with affiliated medical organizations and physician groups.


     The Company maintains professional and general liability insurance. Nevertheless, certain types of risks and liabilities are not covered by insurance and there can be no assurance that the limits of coverage will be adequate to cover losses in all instances. In addition, the Company's practice management agreements require the affiliated physicians to maintain professional liability insurance coverage on their practice and on each employee and agent of the practice, and the Company generally is indemnified under each of the practice management agreements by the affiliated physicians for liabilities resulting from the performance of medical services. There can be no assurance that a future claim or claims will not exceed the limits of available insurance coverages or that indemnification will be available for all such claims. See "Business -- Corporate Liability and Insurance".

GOVERNMENT REGULATION

     Federal and state laws regulate the relationships among providers of healthcare services, physicians and other clinicians. These laws include the fraud and abuse provisions of the Medicare and Medicaid statutes, which prohibit the solicitation, payment, receipt or offering of any direct or indirect remuneration for the referral of Medicare or Medicaid patients or for recommendation, leasing, arranging, ordering or purchasing of Medicare or Medicaid covered services, as well as laws that impose significant penalties for false or improper billings for physician services. These laws also impose restrictions on physicians' referrals for designated health services to entities with which they have financial relationships. Violations of these laws may result in substantial civil or criminal penalties for individuals or entities, including large civil monetary penalties and exclusion from participation in the Medicare and Medicaid programs. Such exclusion and penalties, if applied to the Company's affiliated physicians, could result in significant loss of reimbursement.

     Moreover, the laws of many states, including California (from which a significant portion of the Company's revenues are derived), prohibit physicians from splitting fees with non-physicians and prohibit non-physician entities from practicing medicine. These laws and their interpretations vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. As stated in Note 1 to the consolidated financial statements of the Company incorporated herein by reference, the Company believes that it has perpetual and unilateral control over the assets and operations of the various affiliated professional corporations. There can be no assurance that regulatory authorities will not take the position that such control conflicts with state laws regarding the practice of medicine or other federal restrictions. Although the Company believes its operations as currently conducted are in material compliance with existing applicable laws, there can be no assurance that the existing organization of the Company and its contractual arrangements with affiliated physicians will not be successfully challenged as constituting the unlicensed practice of medicine or that the enforceability of the provisions of such arrangements, including non-competition agreements, will not be limited. There can be no assurance that review of the business of the Company and its affiliates by courts or regulatory authorities will not result in a determination that could adversely affect their operations or that the healthcare regulatory environment will not change so as to restrict existing operations or expansion thereof. In the event of action by any regulatory authority limiting or prohibiting the Company or any affiliate from carrying on its business or from expanding the operations of the Company and its affiliates to certain jurisdictions, structural and organizational modifications of the Company may be required, which could have a material adverse effect on the operating results and financial condition of the Company.

     In addition to the regulations referred to above, significant aspects of the Company's operations are subject to state and federal statutes and regulations governing workplace health and safety, the operation of pharmacies, repackaging of drug products, dispensing of controlled substances and the disposal of medical waste. The Company's operations may also be affected by changes in ethical guidelines and operating standards of professional and trade associations and private accreditation commissions such as the American Medical Association and the Joint Commission on Accreditation of Healthcare Organizations. Accordingly, changes in existing laws and regulations, adverse judicial or administrative interpretations of such laws and regulations or enactment of new legislation could have a material adverse effect on the operating results and financial condition of the Company. See "-- Risks Relating to Pharmacy Licensing and Operation".

     As of September 30, 1996, approximately 5% of the revenues of the Company's affiliated physician groups is derived from payments made by government-sponsored healthcare programs (principally, Medicare and state reimbursed programs). As a result, any change in reimbursement regulations, policies, practices, interpretations or statutes could adversely affect the operations of the Company. There are also state and federal civil and criminal statutes imposing substantial penalties (including civil penalties and criminal fines and imprisonment) on healthcare providers that fraudulently or wrongfully bill governmental or other third-party payors for healthcare services. The Company believes it is in material compliance with such laws, but there can be no assurance that the Company's activities will not be challenged or scrutinized by governmental authorities or that any such challenge or scrutiny would not have a material adverse effect on the operating results and financial condition of the Company.

     Certain provisions of the Social Security Act, commonly referred to as the "Anti-kickback Statute", prohibit the offer, payment, solicitation, or receipt of any form of remuneration in return for the referral of Medicare or state health program patients or patient care opportunities, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered by Medicare or state health programs. Many states have adopted similar prohibitions against payments intended to induce referrals of Medicaid and other third-party payor patients. The Anti-Kickback Statute contains provisions prescribing civil and criminal penalties to which individuals or providers who violate such statute may be subjected. The criminal penalties include fines up to $25,000 per violation and imprisonment for five years or more. Additionally, the DHHS has the authority to exclude anyone, including individuals or entities, who has committed any of the prohibited acts from participation in the Medicare and Medicaid programs. If applied to the Company or any of its subsidiaries or affiliated physicians, such exclusion could result in a significant loss of reimbursement for the Company, up to a maximum of the approximately 5% of revenues derived from such programs, which could have a material adverse effect on the operating results and financial condition of the Company. Although the Company believes that it is not in violation of the Anti-kickback Statute or similar state statutes, its operations do not fit within any of the existing or proposed federal safe harbors.

     Significant prohibitions against physician referrals were enacted by the federal Omnibus Budget Reconciliation Act of 1993. Subject to certain exemptions, a physician or a member of his immediate family is prohibited from referring Medicare or Medicaid patients to an entity providing "designated health services" in which the physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement. While the Company believes it is in compliance with such legislation, future regulations could require the Company to modify the form of its relationships with physician groups. Some states have also enacted similar self-referral laws, and the Company believes it is likely that more states will follow. The Company believes that its practices fit within exemptions contained in such statutes. Nevertheless, expansion of the operations of the Company into certain jurisdictions may require structural and organizational modifications of the Company's relationships with physician groups to comply with new or revised state statutes. Such structural and organizational modifications could have a material adverse effect on the operating results and financial condition of the Company.

     The Knox-Keene Health Care Service Plan Act of 1975 (the "Knox-Keene Act") and the regulations promulgated thereunder subject entities which are licensed as healthcare service plans in California to substantial regulation by the California Department of Corporations (the "DOC"). In addition, licensees under the Knox-Keene Act are required to file periodic financial data and other information (which generally become available to the public), maintain substantial tangible net equity on their balance sheets and maintain adequate levels of medical, financial and operational personnel dedicated to fulfilling the licensee's statutory and regulatory requirements. The DOC is empowered by law to take enforcement actions against licensees that fail to comply with such requirements. On March 5, 1996, the DOC issued to Pioneer Provider Network, Inc. ("PPN"), a wholly-owned subsidiary of the Company, a healthcare service plan license (the "Restricted License"). PPN is a recently created organization without an operating history, and there is no assurance that the DOC will view PPN's operations to be fully in compliance with applicable laws, including the Knox-Keene Act, and regulations. Any material non-compliance could have a material adverse effect on the operating results and financial condition of the Company.

RISKS RELATING TO PHARMACY LICENSING AND OPERATION

     The Company is subject to federal and state laws and regulations governing pharmacies. Federal controlled substance laws require the Company to register its pharmacies with the United States Drug Enforcement Administration and comply with security, record-keeping, inventory control and labeling standards in order to dispense controlled substances. State controlled substance laws require registration and compliance with the licensing, registration or permit standards of the state pharmacy licensing authority. State pharmacy licensing, registration and permit laws impose standards on the qualifications of the applicant's personnel, the adequacy of its prescription fulfillment and inventory control practices and the adequacy of its facilities. In general, pharmacy licenses are renewed annually. Pharmacists must also satisfy state licensing requirements. Any failure to satisfy such pharmacy licensing statutes and regulations could have a material adverse effect on the operating results and financial condition of the Company.

RISKS RELATING TO HEALTHCARE REFORM

     As a result of the continued escalation of healthcare costs and the inability of many individuals to obtain health insurance, numerous proposals have been, and other proposals may be, introduced in the United States Congress and state legislatures relating to healthcare reform. There can be no assurance as to the ultimate content, timing or effect of any healthcare reform legislation, nor is it possible at this time to estimate the impact of potential legislation, which may be material, on the Company.

ANTI-TAKEOVER CONSIDERATIONS

     Certain provisions of the Company's Second Amended and Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), the Company's Second Amended and Restated By-laws (the "By-laws") and the Delaware General Corporation Law ("DGCL") could, together or separately, discourage potential acquisition proposals, delay or prevent a change in control of the Company. These provisions include a classified Board of Directors and the issuance, without further stockholder approval, of preferred stock with rights and privileges which could be senior to the Company's Common Stock. The Company also is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder. In addition, the Company Rights Plan (as defined herein), which provides for discount purchase rights to certain stockholders of the Company upon certain acquisitions of 10% or more of the outstanding shares of the Company's Common Stock, may also inhibit a change in control of the Company.

POSSIBLE VOLATILITY OF STOCK PRICE

     There may be significant volatility in the market price for the Common Stock. Quarterly operating results of the Company, changes in general conditions in the economy, the financial markets or the healthcare industry, or other developments affecting the Company or its competitors, could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years, the stock market and, in particular, the healthcare industry segment, has experienced significant price and volume fluctuations. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance.

                                    BUSINESS

GENERAL


     The Company, with annualized revenues of approximately $4.7 billion as of September 30, 1996, is the largest PPM company in the United States. The Company develops, consolidates and manages integrated healthcare delivery systems. Through its network of affiliated group and IPA physicians, the Company provides primary and specialty healthcare services to prepaid managed care enrollees and fee-for-service patients. The Company also operates one of the largest independent PBM programs in the United States and provides disease management services and therapies for patients with certain chronic conditions. As of September 30, 1996, the Company operated in 26 states and was affiliated with approximately 8,000 physicians, including approximately 2,500 in group practices, 4,550 through IPA relationships and 950 who were hospital-based, providing healthcare to approximately 1.5 million prepaid enrollees.



     The Company affiliates with physicians who are seeking the resources necessary to function effectively in healthcare markets that are evolving from fee-for-service to managed care payor systems. The Company enhances clinic operations by centralizing administrative functions and introducing management tools, such as clinical guidelines, utilization review and outcomes measurement. The Company provides affiliated physicians with access to capital and to advanced management information systems. In addition, the Company contracts with HMOs, as well as hospitals and outside providers on behalf of its affiliated physicians. These relationships provide physicians with the opportunity to operate under a variety of payor arrangements and to increase their patient flow.


     The Company's PPM revenue is derived from the provision of fee-for-service medical services and from contracts with HMOs that compensate the Company and its affiliated physicians on a prepaid basis. In the prepaid arrangements, the Company, through its affiliated physicians, typically is paid by the HMO a fixed amount per member ("enrollee") per month ("professional capitation") or a percentage of the premium per member per month ("percent of premium") paid by employer groups and other purchasers of healthcare coverage to the HMOs. In return, the Company, through its affiliated physicians, is responsible for substantially all of the medical services required by enrollees. In many instances, the Company and its affiliated physicians accept financial responsibility for hospital and ancillary healthcare services in return for payment from HMOs on a capitated or percent of premium basis ("institutional capitation"). In exchange for these payments (collectively, "global capitation"), the Company, through its affiliated physicians, provides the majority of covered healthcare services to enrollees and contracts with hospitals and other healthcare providers for the balance of the covered services.


     The Company offers medical group practices and independent physicians a range of affiliation models. These affiliations are carried out by the acquisition of PPM entities or physician practices and related assets, either for cash or through an equity exchange, or by affiliation on a contractual basis. In all instances, the Company enters into long-term practice management agreements with the affiliated physicians that provide for the management of the practices by the Company while at the same time providing for the clinical independence of the physicians.


     The Company also manages outpatient prescription drug benefit programs for more than 1,300 clients throughout the United States, including corporations, insurance companies, unions, government employee groups and managed care organizations. The Company dispenses 42,000 prescriptions daily through four mail service pharmacies and manages patients' immediate prescription needs through a network of approximately 53,000 retail pharmacies. The Company is in the process of integrating the PBM program with the PPM business by providing pharmaceutical services to affiliated physicians, clinics and HMOs. The Company's disease management services are intended to meet the healthcare needs of individuals with chronic diseases or conditions. These services include the design, development and management of comprehensive programs that comprise drug therapies, physician support and patient education. The Company currently provides therapies and services for individuals with such conditions as hemophilia, growth disorders, immune deficiencies, genetic emphysema, cystic fibrosis and multiple sclerosis.

ACQUISITION PROGRAM


     The Company believes it is the leading consolidator in the PPM industry. The Company's strategy is to develop locally prominent, integrated healthcare delivery networks that provide high quality, cost-effective healthcare in selected geographic markets. The Company implements this strategy through growth in its existing markets, expansion into new markets through acquisitions and affiliations and through the implementation of comprehensive healthcare solutions for patients, physicians and payors. In connection with pursuing its strategy, the Company creates strategic alliances with hospital partners and HMOs. As an integral element of these alliances, the Company utilizes sophisticated information systems to improve the operational efficiency of, and reduce the operating costs associated with the Company's network and the practices of the affiliated physicians. The Company's principal methods of expansion are the acquisition of PPM businesses and affiliations with physician and medical groups.


     In September 1996, the Company acquired Caremark, a publicly traded PPM and PBM company based in Northbrook, Illinois, in exchange for approximately 90.6 million shares of Common Stock having a total value of $1.8 billion, creating the largest PPM company in the United States. Caremark provides PPM services to approximately 1,000 affiliated physicians.


     In November 1995, the Company acquired MME, a privately held PPM entity based in Long Beach, California, in exchange for approximately 13.5 million shares of Common Stock having a total value of approximately $384.1 million. MME provides PPM services to approximately 400 group and 3,100 IPA physicians. In February 1996, the Company acquired PPSI, a publicly traded PPM company based in Redlands, California, in exchange for approximately 11.0 million shares of Common Stock having a total value of $341.8 million. PPSI provided PPM services to approximately 710 group and 100 IPA physicians. PPSI acquired Team Health, based in Knoxville, Tennessee, in June 1995. Team Health primarily manages physicians and other healthcare professionals engaged in the delivery of emergency medicine and hospital based primary care.


     The Company had affiliated with 190 physicians through December 31, 1994. As of September 30, 1996, after giving effect to the Caremark Acquisition, the Company had affiliated with approximately 8,000 physicians.


     On January 20, 1997, the Company entered into and executed an Agreement and Plan of Merger by and between the Company, the Subsidiary and InPhyNet related to the merger of InPhyNet with and into the Subsidiary. The Merger is expected to be accounted for as a pooling of interests under generally accepted accounting practices and is expected to qualify for treatment as a tax-free reorganization under Section 368(a) of the Code. The Merger is subject to certain conditions typical for transactions of this kind.


INDUSTRY

     The Health Care Financing Administration ("HCFA") estimates that national healthcare spending in 1995 was in excess of $1 trillion, with physicians controlling more than 80% of the overall expenditures. The American Medical Association reports that approximately 565,000 physicians are actively involved in patient care in the United States, with a growing number participating in multi-specialty or single-specialty groups. Expenditures directly attributable to physicians is estimated at $246 billion.

     Concerns over the cost of healthcare have resulted in the increasing prominence of managed care. As markets evolve from traditional fee-for-service medicine to managed care, HMOs and healthcare providers confront market pressures to provide high quality healthcare in a cost-effective manner. Employer groups have begun to bargain collectively in an effort to reduce premiums and to bring about greater accountability of HMOs and providers with respect to accessibility, choice of provider, quality of care and other indicators of consumer satisfaction. The focus on cost-containment has placed small to mid-sized physician groups and solo practices at a disadvantage because they typically have higher operating costs and little purchasing power with suppliers, they often lack the capital to purchase new technologies that can improve quality and reduce costs and they do not have the cost accounting and quality management systems necessary for entry into sophisticated risk-sharing contracts with payors.

     Industry experts expect that the medical delivery system may evolve into a system where the primary care physician manages and directs healthcare expenditures. As a result of these developments, primary care physicians have increasingly become the conduit for the delivery of medical care by acting as "case managers" and directing referrals to certain specialists, hospitals, alternate-site facilities and diagnostic facilities. By contracting directly with payors, organizations that control primary care physicians are able to reduce the administrative overhead expenses incurred by HMOs and insurers and thereby reduce the cost of delivering medical services.

     As a result of the trends toward increased HMO enrollment and physician membership in group medical practices, healthcare providers have sought to reorganize themselves into healthcare delivery systems that are better suited to the managed care environment. Physician groups and IPAs are joining with hospitals, pharmacies and other institutional providers in various ways to create vertically integrated delivery systems that provide medical and hospital services ranging from community-based primary medical care to specialized inpatient services. These healthcare delivery systems agree with HMOs to provide hospital and medical services to enrollees pursuant to full risk contracts. Under these contracts, providers assume the obligation to provide both the professional and institutional components of covered healthcare services to the HMO enrollees.

     In order to compete effectively in such an emerging environment, the Company believes many physicians are concluding that they must obtain control over the delivery and financial impact of a broader range of healthcare services through global capitation. To this end, groups of independent physicians and medium to large medical groups are taking steps to assume responsibility and risk for healthcare services that they do not provide, such as hospitalization and pharmacy services. Physicians are increasingly abandoning traditional private practice in favor of affiliations with larger organizations, such as the Company, that offer skilled and innovative management, sophisticated information systems and capital resources. Many payors and their intermediaries, including governmental entities and HMOs, are increasingly looking to outside providers of physician and pharmacy services to develop and maintain quality outcomes, management programs and patient care data. In addition, such payors and intermediaries look to share the risk of providing healthcare services through capitation arrangements that provide for fixed payments for patient care over a specified period of time. While the acceptance of greater responsibility and risk provides the opportunity to retain and enhance market share and operate at a higher level of profitability, medical groups and independent physicians are concluding that the acceptance of global capitation carries with it significant requirements for infrastructure, information systems, capital, network resources and financial and medical management. Physicians are increasingly turning to organizations such as the Company to provide the resources necessary to function effectively in a managed care environment.

STRATEGY

     The Company's strategy is to develop locally prominent, integrated healthcare delivery networks that provide high quality, cost-effective healthcare in selected geographic markets. The key elements of this strategy are as follows:

          Expansion of Existing Markets. The Company's principal strategy for expanding its existing markets is through the acquisition of, or affiliation with, physicians and medical groups within those markets. The Company seeks to acquire or otherwise affiliate with physician groups, IPAs and other providers with significant market shares in their local markets and established reputations for providing quality medical care. The Company also develops multi-specialty physician networks that are designed to meet the specific medical needs of a targeted geographic market. The Company seeks to further enhance its existing market share by increasing enrollment and fee-for-service business in its existing affiliated practices and IPAs. The Company anticipates further internal growth by expanding more of its payor contracts to global capitation through PPN. Additionally, the Company believes that increasing marketing activities, enhancing patient service and improving the accessibility of care will also increase the Company's market share.

          Expansion into New Markets. The Company expands into new markets through the acquisition of or affiliation with other PPM entities and medical groups. The Company believes it is a leading consolidator in the PPM industry and that the MME acquisition was the first major consolidation in the industry, followed by the merger with PPSI and the Caremark Acquisition. As a result of the consolidation of physician practices and the entry of other PPM companies into the market, the Company's management has determined that it is important for the Company to continue its rate of expansion through acquisitions and mergers. The Company believes that by concentrating on larger acquisitions and continuing to expand its core of physician groups and IPAs, as well as its network of hospital affiliations, it will create vertically integrated healthcare delivery systems and enhance its competitive position. The Company continually reviews potential acquisitions and physician affiliations and is currently in preliminary negotiations with various candidates.

          Integration of PPM and PBM Services. The Company believes that there is significant opportunity for growth through the integration of the PBM program and the PPM business. The Company expects PBM activity to increase as payors seek to shift the responsibility of pharmacy services to PPM entities and physician groups, and such entities turn to prescription benefit managers to control pharmaceutical costs. The Company expects its PBM program to grow as enrollees and fee-for-service patients use the Company's mail-order and retail pharmacy networks. In addition, the Company expects to expand its PBM contracts with managed care organizations for capitated pharmaceutical services for its prepaid enrollees.

          Strategic Alliances. The Company believes that strategic alliances with hospitals and health plans improve the delivery of managed healthcare. The Company has entered into arrangements with various hospitals under which a portion of the capitation revenue received from HMOs for institutional care of enrollees assigned to designated the Company clinics and IPA physicians is deposited into "subcapitated risk pools" managed by the Company. The Company believes that such arrangements can be enhanced through the implementation of the Restricted License held by PPN. Under these arrangements, the hospital is at risk in the event that the costs of institutional care exceed the available funds and the Company shares in cost savings and revenue enhancements. The Company believes that through these and other similar alliances, the providers will devote greater resources to ensuring the wellness of HMO enrollees, provide high-quality and cost-effective care and seek to retain and expand their respective market shares. As a result, it is anticipated that the overall cost of providing care will be contained, rendering both the Company and the participating providers more appealing to both HMOs and medical care consumers. The Company and its affiliated physicians have also established relationships with HMOs pursuant to which the Company and the HMOs share proportionately in the risks and rewards of market trends.

          Sophisticated Information Systems. The Company believes that information technology is critical to the growth of integrated healthcare delivery systems and that the availability of detailed clinical data is fundamental to quality control and cost containment. The Company develops and maintains sophisticated management information systems that collect and analyze clinical and administrative data. These systems allow the Company to effectively control overhead expenses, maximize reimbursement and provide effective utilization management. The Company evaluates the administrative and clinical functions of affiliated practices and re-engineers these functions as appropriate in conjunction with the implementation of the Company's management information systems to maximize the benefits of those systems.

          The Company also utilizes a sophisticated database to provide pharmaceutical-related information to participating physicians, payors, affiliated physician practices and other specialty service entities. The database is designed to provide a safe and effective method for distributing and administering drugs and drug therapies.

          Increased Operational Efficiencies and Cost Reductions. The Company is seeking to increase its operating efficiency through expansion of its market area and number of HMO enrollees, refinement of its utilization management programs that deliver information used by participating physicians to monitor and improve their practice patterns, increased specialization, development of additional in-house services and increased emphasis on outpatient care. The Company's physician networks attempt to achieve economies of scale through centralizing billing, scheduling, information management and other functions.

OPERATIONS

     Prior to affiliation with MME in November 1995, the Company concentrated its PPM development efforts in the southeastern United States, affiliating primarily with physician groups that practice on a fee-for-service basis. With the MME, PPSI and Caremark organizations, the Company acquired additional business models, specifically designed to operate efficiently in the capitated managed care environment. These business models, which are replicable and flexible, allow the Company to capitalize on the full range of market opportunities in the PPM industry and enable the Company to build integrated physician networks attractive to payors of all types. The Company has networks currently under development in 25 states.

     To meet payor demand for price competitive, quality services, the Company utilizes a market-based approach that incorporates primary care and specialty physicians into a network of providers serving a targeted geographic area. The Company engages in research activities and market analysis to determine the network configuration for a particular market. Primary care includes family practice, internal medicine, pediatrics and obstetrics/gynecology. Key specialties include orthopedics, cardiology, oncology, radiology, neurosciences, urology, surgery, ear, nose and throat and ophthalmology. At certain locations, affiliated physicians and support personnel operate centers for diagnostic imaging, urgent care, cancer management, mental health treatment and health education. Network physicians also treat fee-for-service patients on a per-occurrence basis. After-hours care is available in several of the Company's clinics. Each network is configured to contain, when complete, the physician services necessary to capture at least 10% of market share and to provide at least 90% of the physician services required by payors. The Company markets its networks to managed care and third-party payors, referring physicians and hospitals.

     Affiliated Physicians. The relationship between the Company and its affiliated physicians is set forth in asset purchase and practice management agreements. Through the asset purchase agreement, the Company acquires the assets utilized in the practice and may also assume certain leases and other contracts of the physician group. Under a practice management agreement, a physician group delegates to the Company administrative, management and support functions required in connection with its medical practice. The Company provides the physician group with the equipment and facilities used in its medical practice, manages practice operations and employs substantially all of the practice's non-physician personnel, except certain allied health professionals, such as nurses and physical therapists. See also Notes 1 and 10 to consolidated financial statements of the Company incorporated by reference herein.

     Pursuant to the practice management agreement, the affiliated professional corporation assigns to the Company, or otherwise grants control over, all or substantially all its rights and interest in the revenue it receives. In return for providing services pursuant to such agreement, the physicians receive compensation, as negotiated, either as a fixed percentage of net revenues, a pre-determined salary and incentive arrangement, or an arrangement based directly on the profitability of the practice. The Company works closely with affiliated physicians in targeting and recruiting physicians and in merging sole practice or single specialty groups into the affiliated physician groups. The Company seeks to recognize and develop opportunities to provide services throughout a market by positioning its practices so that the entire market is covered geographically. This approach provides patients with convenient medical facilities and services and responds to coverage criteria essential to payors. See Note 1 to consolidated financial statements of the Company incorporated by reference herein.

     IPAs. The Company's networks include approximately 4,550 primary care and specialist IPA physicians serving approximately 185,000 HMO enrollees. An IPA allows individual practitioners to access patients in their area through contracts with HMOs without having to join a group practice or sign exclusive contracts and also coordinates utilization review and quality assurance programs for its affiliated physicians. In addition to providing access to HMO contracts, an IPA offers other benefits to physicians seeking to remain independent, including economies of scale in the marketplace, enhanced risk-sharing arrangements and access to other strategic alliances. The Company identifies IPAs that need access to capitated HMO contracts, and such IPA organizations typically agree to assign their existing HMO contracts to the Company. The Company believes that the expansion of its IPAs will enable it to increase its market share with relatively low risk because of the low incremental investment required to recruit additional physicians.

     HMOs. The Company, through its affiliated physicians, began contracting with HMOs to provide healthcare on a capitated reimbursement basis in 1975 (through predecessors). Under these contracts, which typically are automatically renewed on an annual basis, the Company provides virtually all covered medical services and receives a fixed monthly capitation payment from HMOs for each member who chooses an affiliated physician as his or her primary care physician. The capitation amount may be fixed, based upon a percentage of premium, or adjusted based on the age and/or sex of the HMO enrollee. Contracts for prepaid healthcare with HMOs accounted for approximately 32% of the Company's pro forma combined net revenue for the nine months ended September 30, 1996.


     To the extent that enrollees require more care than is anticipated or require supplemental medical care that is not otherwise reimbursed by HMOs or other payors, aggregate capitation payments may be insufficient to cover the costs associated with the treatment of enrollees. Stop-loss coverage is maintained, which mitigates the effect of occasional high utilization of healthcare services. As of September 30, 1996, over 1.5 million prepaid HMO enrollees were covered beneficiaries for professional services in the Company's network. These patients are covered under either commercial (typically employer-sponsored) or senior (Medicare-funded) HMOs. Higher capitation rates are typically received for senior patients because their medical needs are generally greater. Consequently, the cost of their covered care is higher. As of September 30, 1996, the Company's HMO enrollees comprised approximately 1.3 million commercial enrollees and approximately 0.1 million senior (over age 65) enrollees and approximately 0.1 million Medicaid and other enrollees. As of September 30, 1996, the Company was receiving institutional capitation payments for approximately 0.6 million enrollees.


     Hospitals. The Company operates Pioneer Hospital, a 99-bed acute care hospital located in Artesia, California, USFMC, a 102-bed acute care hospital in Montclair, California, and Friendly Hills, a 274-bed acute care hospital in La Habra, California. Many of the physicians on professional staff rosters of these hospitals are either employed by an affiliated professional corporation or under contract with the Company's IPAs. The traditional hospital-based physicians, such as emergency room physicians, anesthesiologists, pathologists, radiologists and cardiologists provide services through contractual arrangements. Several of the Company's medical clinics are located sufficiently close to these hospitals to allow enrollees who utilize these clinics to also use these hospitals. Under the HMO contracts, the Company, through its affiliated medical groups or Knox-Keene licensee, is obligated to pay for inpatient hospitalization and related services. Over 50% of Pioneer Hospital's and approximately 85% of USFMC's daily census is made up of the Company's affiliated medical group enrollees. Approximately 87% of Friendly Hills' daily census is comprised of the Company's affiliated medical group enrollees. The Company, through its Knox-Keene licensee or affiliated medical groups, has entered into agreements with other hospitals in California for the delivery of hospital services to the remainder of its enrollees. In each instance, the institutional capitation payments received from HMOs are placed at risk for the benefit of the applicable hospital, the Company and its affiliated physicians, to the extent such services have not reached a stop-loss threshold. The Company and these providers split any savings realized if hospital utilization declines due to the success of the Company's programs for early intervention, wellness and outpatient treatment.

     Pharmaceutical Services. The Company manages outpatient PBM programs throughout the United States for corporations, insurance companies, unions, government employee groups and managed care organizations. Prescription drug benefit management involves the design and administration of programs for reducing the costs and improving the safety, effectiveness and convenience of prescription drugs. The Company has one of the largest independent PBM programs, dispensing 42,000 prescriptions daily from four mail service pharmacies. The Company also manages patients' immediate prescription needs through a network of approximately 53,000 retail pharmacies. Under the Company's PBM quality assurance program, the Company maintains rigorous quality assurance and regulatory policies and procedures. A computerized order processing system reviews each prescription order for a variety of potential concerns, including reactions with other drugs known to be prescribed to that patient, reactions with a patient's known allergies, duplication of therapies, appropriateness of dosage and early refill requests that may indicate overutilization or fraud. Each prescription is verified by a licensed pharmacist before shipment. The Company has retained the services of an independent national advisory panel of physician specialists that advises it on the clinical analysis of its intervention strategies and on cost-effective clinical procedures. The Company offers a full range of drug cost and clinical management services, including clinical case management, drug utilization review, formulary management and customized prescription programs for senior citizens.

     Disease Management. The Company delivers comprehensive long-term support for high-cost, chronic illnesses in an effort to improve outcomes for patients and to lower costs. The Company believes that these programs efficiently provide for a patient's entire healthcare needs. The programs utilize advanced protocols and eliminate unnecessary procedural steps. The Company provides therapies and services to individuals with such conditions as hemophilia, growth disorders, immune deficiencies, genetic emphysema, cystic fibrosis and multiple sclerosis. The Company estimates that there are over 200,000 patients in the United States suffering from these diseases. The Company's disease management services utilize the Company's integrated health data to develop therapies to manage the high cost of treating these patients.

     Hospital-Based Physician Operations. The Company's Hospital-Based Physician ("HBP") operations organize and manage physicians and other healthcare professionals engaged in the delivery of emergency, radiology and teleradiology services, hospital-based primary care and temporary staffing and support services to hospitals, clinics, managed care organizations and physician groups. Team Health currently serves 126 hospital emergency departments and 15 hospital radiology departments in 18 states. Under contracts with hospitals and other clients, the Company's HBP operations identify and recruit physicians and other healthcare professionals for admission to a client's medical staff, monitor the quality of care and proper utilization of services and coordinate the ongoing scheduling of staff physicians who provide clinical coverage in designated areas of care. Hospitals have found it increasingly difficult to recruit, schedule, retain and appropriately compensate hospital-based physician specialists required to operate hospital emergency, radiology and other departments. As a consequence, a large number of hospitals have turned to contract management firms as a more cost-effective and reliable alternative to the development of in-house physician staffing.

INFORMATION SYSTEMS

     The Company develops and maintains integrated information systems to support its growth and acquisition plans. The Company's overall information systems design is open, modular and flexible. The Company has implemented a flexible individual patient electronic medical record ("EMR") that is continually updated to complement primary practice management and billing functions. The Company has configured its systems to give affiliated physicians and their staff efficient and rapid access to complex clinical data. The Company's use of the EMR enhances operational efficiencies through automation of many routine clinical functions, as well as the capacity to link "physician-specific" treatment protocols by diagnosis. This allows physicians to have treatments checked against pre-defined protocols at the time of service. The Company also utilizes a sophisticated database to provide pharmaceutical-related information to participating physicians, payors, affiliated physician practices and other specialty service entities. The database is designed to provide a safe and effective method for distributing and administering drugs and drug therapies.

     Effective and efficient access to key clinical patient and pharmaceutical data is critical in obtaining quality outcomes and improving costs as the Company enters into more capitation contracts. The Company utilizes its existing information systems to measure patient care satisfaction and outcomes of care, improve productivity, manage complex reimbursement procedures and integrate information from multiple facilities throughout the care spectrum. These systems allow the Company to analyze clinical and cost data to determine thresholds of profitability under various capitation arrangements.

INTERNATIONAL

     The Company has minimal operations in several European countries and Japan. The Company believes increasing healthcare costs, an expanding population base over age 65, advances in medical technology and the ability to provide improved quality of life while managing the cost of care will foster growth of healthcare services internationally as well as domestically. Accordingly, the Company is considering whether to expand its efforts in offering new approaches to healthcare delivery and management around the world.

COMPETITION

     The PPM industry is highly competitive and is subject to continuing changes in the provision of services and the selection and compensation of providers. The Company competes for acquisition, affiliation and other expansion opportunities with national, regional and local PPM companies and other PPM entities. In addition, certain companies, including hospitals and insurers, are expanding their presence in the PPM market. The Company also competes with prescription drug benefit programs, prescription drug claims processors, regional claims processors, providers of disease management services and insurance companies.

GOVERNMENT REGULATION

     As a participant in the healthcare industry, the Company's operations and relationships are subject to extensive and increasing regulation by a number of governmental entities at the federal, state and local levels. The Company believes its operations are in material compliance with applicable laws. Nevertheless, because the structure of the relationship with the physician groups is unique, many aspects of the Company's business operations have not been the subject of state or federal regulatory interpretation. Thus, there can be no assurance that a review of the Company's or the affiliated physicians' businesses by courts or regulatory authorities will not result in a determination that could adversely affect the operations of the Company or of the affiliated physicians. Nor can there be any assurance that the healthcare regulatory environment will not change so as to restrict the Company's or the affiliated physicians' existing operations or their expansion. Any significant restriction could materially adversely affect the operating results and financial condition of the Company.

     Approximately 5% of the revenues of the Company's affiliated physician groups is derived from payments made by government-sponsored healthcare programs (principally, Medicare and state reimbursed programs). As a result, any change in reimbursement regulations, policies, practices, interpretations or statutes could adversely affect the operations of the Company. There are also state and federal civil and criminal statutes imposing substantial penalties, including civil and criminal fines and imprisonment, on healthcare providers that fraudulently or wrongfully bill governmental or other third-party payors for healthcare services. While the Company believes it is in material compliance with such laws, there can be no assurance that the Company's activities will not be challenged or scrutinized by governmental authorities.

     The laws of many states prohibit business corporations such as the Company from practicing medicine and employing physicians to practice medicine. The Company performs only non-medical administrative services. It does not represent to the public or its clients that it offers medical services, and the Company does not exercise influence or control over the practice of medicine by the physicians with whom it contracts. Accordingly, the Company believes that it is not in violation of applicable state laws relating to the practice of medicine. Numerous states also prohibit entities such as the Company from engaging in certain healthcare-related activities, such as fee-splitting with physicians.

     Certain provisions of the Social Security Act, commonly referred to as the "Anti-kickback Statute", prohibit the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare or state health program patients or patient care opportunities, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered by Medicare or state health programs. Many states have adopted similar prohibitions against payments intended to induce referrals of Medicaid and other third-party payor patients. Although the Company believes that it is in material compliance with the Anti-kickback Statute and similar state statutes, the Company's operations do not fit specifically within any of the existing or proposed federal safe harbors.

     Federal Referral Laws. Significant prohibitions against physician referrals were enacted by the United States Congress in the Omnibus Budget Reconciliation Act of 1993. Subject to certain exemptions, a physician or a member of his immediate family is prohibited from referring Medicare or Medicaid patients to an entity providing "designated health services" in which the physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement. While the Company believes it is in compliance with such legislation, future regulations could require the Company to modify the form of its relationships with physician groups. Some states have also enacted similar self-referral laws, and the Company believes it is likely that more states will follow. The Company believes that its practices fit within exemptions contained in such statutes. Nevertheless, expansion of the Company's operations to new jurisdictions could require structural and organizational modifications of the Company's relationships with physician groups in order to comply with new or revised state statutes.

     The Company is subject to the laws and regulations that govern reimbursement under Medicare and Medicaid. Federal law prohibits, with some exceptions, an entity from filing a claim for reimbursement under the Medicare or Medicaid programs for certain designated services if the entity has a financial relationship with the referring physician. Federal law (the "Medicare Referral Payments Law") also prohibits the solicitation or receipt of remuneration in exchange for, or the offer or payment of remuneration to induce, the referral of Medicare or Medicaid beneficiaries. The OIG has promulgated regulatory "safe harbors" under the Medicare Referral Payments Law that describe payment practices between healthcare providers and referral sources that will not be subject to criminal prosecution and that will not provide the basis for exclusion from the Medicare and Medicaid programs. The Company retains healthcare professionals to provide advice and non-medical services to the Company in return for compensation pursuant to employment, consulting or service contracts. In addition, the Company manages physician practices in return for a management fee. The Company also enters into contracts with hospitals under which the Company provides products and administrative services for a fee. Many of the parties with whom the Company contracts refer or are in a position to refer patients to the Company. The breadth of these federal laws, the paucity of court decisions interpreting these laws, the limited nature of regulatory interpretations and the absence of court decisions interpreting the safe harbor regulations have resulted in ambiguous and varying interpretations of these federal laws and regulations. The OIG or the DOJ could seek a determination that the Company's past or current policies and practices regarding contracts and relationships with healthcare providers violate federal law. In such event, no assurance can be given that the Company's interpretation of these laws will prevail, except with respect to those matters that were the subject of the OIG investigation. See "-- Legal Proceedings". The failure of the Company's interpretation of these laws to prevail could materially adversely affect the operating results and financial condition of the Company.

     Caremark agreed, in its settlement agreement with the OIG and DOJ prior to the Caremark Acquisition, to continue to enforce certain compliance-related oversight procedures. Should the oversight procedures reveal violations of federal law, Caremark would be required to report such violations to the OIG and DOJ. Caremark is therefore subject to increased regulatory scrutiny and, in the event that Caremark commits legal or regulatory violations, it may be subject to an increased risk of sanctions or penalties, including disqualification as a provider of Medicare or Medicaid services which could materially adversely affect the operating results and financial condition of the Company.

     State Referral Payment Laws. The Company is also subject to state statutes and regulations that prohibit payments for referral of patients, splitting of professional fees by physicians and referrals by physicians to healthcare providers with whom the physicians have a financial relationship. State statutes and regulations generally apply to services reimbursed by both governmental and private payors. Violations of these laws may result in prohibition of payment for services rendered, loss of pharmacy or health provider licenses as well as fines and criminal penalties. State statutes and regulations that may affect the referral of patients to healthcare providers range from statutes and regulations that are substantially the same as the federal laws and the safe harbor regulations to a simple requirement that physicians or other healthcare professionals disclose to patients any financial relationship the physicians or healthcare professionals have with a healthcare provider that is being recommended to the patients. These laws and regulations vary significantly from state to state, are often vague, and, in many cases, have not been interpreted by courts or regulatory agencies. The Company is not materially dependent upon revenues derived from any single state. Adverse judicial or administrative interpretations of such laws in several states, taken together, could, however, materially adversely affect the operating results and financial condition of the Company.

     On March 5, 1996, the DOC issued the Restricted License to PPN in accordance with the requirements of the Knox-Keene Act. The Restricted License authorizes PPN to operate as a healthcare service plan in the State of California. The Company, through PPN, intends to utilize the Restricted License for purposes of contracting with HMOs for a broad range of healthcare services, including both institutional and professional medical services, through a consolidated contract with the HMO. The Knox-Keene Act and the regulations promulgated thereunder subject entities that are licensed as healthcare service plans in California to substantial regulation by the DOC. In addition, licensees under the Knox-Keene Act must file periodic financial data and other information (that generally become available to the public), maintain substantial tangible net equity on their balance sheets and maintain adequate levels of medical, financial and operational personnel dedicated to fulfilling the licensee's statutory and regulatory requirements. The DOC is empowered to take enforcement actions against licensees that fail to comply with such requirements. PPN is a recently created organization without an operating history, and there is no assurance that the DOC will view PPN's operations as being fully in compliance with applicable laws and regulations.

     The operation of Pioneer Hospital, USFMC and Friendly Hills is highly regulated, and each is accredited by the Joint Commission on Accreditation of Healthcare Organizations. Accreditation from the Joint Commission on Accreditation of Healthcare Organizations allows Pioneer Hospital to serve Medicare patients and provides authorization from the California Department of Health Services and the Los Angeles County Department of Health to operate as a licensed hospital facility. Each of Pioneer Hospital, USFMC and Friendly Hills is licensed and regulated as a general acute care hospital by the State of California Department of Health Services. Additionally, each of Pioneer Hospital, USFMC and Friendly Hills has a clinical laboratory license from the State of California Department of Health Services, a clinical laboratory license for its cardio-pulmonary laboratory and a pharmacy license for its inpatient pharmacy.

     Corporate Practice of Medicine Laws. The laws of many states prohibit corporations other than professional corporations or associations from practicing medicine and prohibit physicians from practicing medicine in partnership with, or as employees of, any person not licensed to practice medicine. These laws and their interpretations vary from state to state, and they are enforced by regulatory authorities that have broad discretionary authority. The Company does not employ physicians to practice medicine, does not represent to the public that it offers medical services and does not control the practice of medicine by its affiliated physician groups. There can, however, be no assurance that the Company's arrangements will not be successfully challenged as constituting the unauthorized practice of medicine.

     Antitrust Laws. In connection with the corporate practice of medicine laws referred to above, the physician practices with whom the Company is affiliated necessarily are organized as separate legal entities. As such, the physician practice entities may be deemed to be persons separate both from the Company and from each other under the antitrust laws and, accordingly, subject to a wide range of laws that prohibit anticompetitive conduct among separate legal entities. The Company believes it is in compliance with these laws and intends to comply with any state and federal laws that may affect its development of integrated healthcare delivery networks. There can be no assurance, however, that a review of the Company's business by courts or regulatory authorities would not adversely affect the operation of the Company and its affiliated physician groups.

     Insurance Laws. The assumption of risk on a prepaid basis by health provider networks is occurring with increasing frequency, and the practice is being reviewed by various state insurance commissioners as well as the National Association of Insurance Commissioners to determine whether the practice constitutes the business of insurance. The Company believes that it is currently in material compliance with the insurance laws in the states where it is operating and it intends to comply with interpretative and legislative changes as they may develop. There can be no assurance, however, that the Company's activities will not be challenged or scrutinized by governmental authorities.

     Pharmacy Licensing and Operation. The Company is subject to federal and state laws and regulations governing pharmacies. Federal controlled substance laws require the Company to register its pharmacies with the United States Drug Enforcement Administration and comply with security, record-keeping, inventory control and labeling standards in order to dispense controlled substances. State controlled substance laws require registration and compliance with the licensing, registration or permit standards of the state pharmacy licensing authority. State pharmacy licensing, registration and permit laws impose standards on the qualifications of the applicant's personnel, the adequacy of its prescription fulfillment and inventory control practices and the adequacy of its facilities. In general, pharmacy licenses are renewed annually. Pharmacists employed by each branch must also satisfy state licensing requirements.

     Several states have enacted legislation that requires mail service pharmacies located elsewhere to register with the state board of pharmacy prior to mailing drugs into the state and to meet certain operating and disclosure requirements. These statutes generally permit a mail service pharmacy to operate in accordance with the laws of the state in which it is located. In addition, various pharmacy associations and state boards of pharmacy have promoted enactment of laws and regulations directed at restricting or prohibiting the operation of out-of-state mail service pharmacies by, among other things, requiring compliance with all laws of certain states into which the mail service pharmacy dispenses medications whether or not those laws conflict with the laws of the state in which the pharmacy is located. To the extent that such laws or regulations are found to be applicable to the Company's operations, the Company would be required to comply with them. Some states have enacted laws and regulations which, if successfully enforced, would effectively limit some of the financial incentives available to plan sponsors that offer mail service prescription programs. With respect to self-insured plans, the United States Department of Labor has commented that such laws and regulations are pre-empted by the Employee Retirement Income Security Act of 1974, as amended. The Attorney General in one state has reached a similar conclusion and has raised additional constitutional issues. Finally, the FTC's Bureau of Competition has concluded that such laws and regulations may be anticompetitive and not in the best interests of consumers. To date, there have been no formal administrative or judicial efforts to enforce any of such laws against the Company. To the extent that any of the foregoing laws or regulations prohibit or restrict the operation of mail service pharmacies and are found to be applicable to the Company, they could have an adverse effect on the Company's prescription mail service operations. United States Postal Service regulations expressly permit the transmission of prescription drugs through the postal system. The United States Postal Service has authority to restrict such transmission.

     The PBM and disease management services of the Company are subject to state and federal statutes and regulations governing the operation of pharmacies, repackaging of drug products, dispensing of controlled substances, reimbursement under federal and state medical assistance programs, financial relationships between healthcare providers and potential referral sources, medical waste disposal, risk sharing by non-insurance companies and workplace health and safety. The Company's operations may also be affected by changes in ethical guidelines and operating standards of professional and trade associations and private accreditation commissions such as the American Medical Association, the National Committee for Quality Assurance and the Joint Commission on Accreditation of Healthcare Organizations.

     Future Legislation and Regulation. As a result of the continued escalation of healthcare costs and the inability of many individuals to obtain health insurance, numerous proposals have been or may be introduced in the United States Congress and state legislatures relating to healthcare reform. There can be no assurance as to the ultimate content, timing or effect of any healthcare reform legislation, nor is it possible at this time to estimate the impact of potential legislation, which may be material, on the Company.

LEGAL PROCEEDINGS

     The Company is named as a defendant in various legal actions arising primarily out of services rendered by physicians employed by its affiliated physician entities and Pioneer Hospital and USFMC, personal injury and employment disputes. In addition, certain of its affiliated medical groups are named as defendants in numerous actions alleging medical negligence on the part of their physicians. In certain of these actions, the Company's and the medical group's insurance carrier has either declined to provide coverage or has provided a defense subject to a reservation of rights. Management does not view any of these actions as likely to result in an uninsured award which would have a material adverse effect on the operating results and financial condition of the Company.


     In May 1996, two stockholders, each purporting to represent a class, filed complaints against Caremark and each of its directors in the Court of Chancery of the State of Delaware alleging breaches of the directors' fiduciary duty in connection with Caremark's then proposed merger with the Company. The complaints seek unspecified damages, injunctive relief, and attorneys' fees and expenses. The Company intends to defend these cases vigorously. Although the ultimate outcome of such litigation cannot be predicted, the Company does not believe such litigation, if adversely determined, would not have a material adverse effect on the operating results and financial condition of the Company.


     In May 1996, three home infusion companies, purporting to represent a class consisting of all of Caremark's former competitors in the alternate site infusion therapy industry, filed a complaint against Caremark, a subsidiary of Caremark, and two other corporations in the United States District Court for the District of Hawaii alleging violations of the federal conspiracy laws, the antitrust laws and of California's unfair business practices statute. The complaint seeks unspecified treble damages and attorneys' fees and expenses. The Company intends to defend this case vigorously. Although management believes, based on information currently available, that the ultimate resolution of this matter is not likely to have a material adverse effect on the operating results and financial condition of the Company, there can be no assurance that the ultimate resolution of this matter, if adversely determined, would not have a material adverse effect on the operating results and financial condition of the Company.


     In June 1995, Caremark agreed to settle a nearly four year long investigation with the DOJ, OIG, the Veterans Administration, the FEHBP, the CHAMPUS and related state investigative agencies in all 50 states and the District of Columbia. Under the terms of the OIG Settlement, which covered allegations dating back to 1986, a subsidiary of Caremark pled guilty to two counts of mail fraud -- one each in Minnesota and Ohio. The basis of these guilty pleas was Caremark's failure to provide certain information to CHAMPUS and FEHBP, federally funded healthcare benefit programs, concerning financial relationships between Caremark and a physician in each of Minnesota and Ohio. The OIG Settlement allows Caremark to continue participating in Medicare, Medicaid and other government healthcare programs.

     Under the OIG Settlement, Caremark agreed to make civil payments of $85.3 million to the federal government in installments and $44.6 million to the states. The plea agreement imposed $29.0 million in federal criminal fines. All of these fines and payments have been fully paid. In addition, Caremark has contributed $2.0 million to a grant program set up under the Ryan White Comprehensive AIDS Resources Emergency (CARE) Act. Caremark took an after-tax charge of $154.8 million in 1995 for these settlement payments, costs to defend ongoing derivative, security and other lawsuits, and other related costs. This charge has been reflected in Caremark's discontinued operations and will not materially affect the Company's ability to pursue its long-term business strategy. There can be no assurance, however, that the ultimate costs related to the OIG Settlement will not exceed these estimates or that additional costs, claims and damages will not occur, or if they occur, will not have a material adverse effect on the operating results and financial condition of the Company.

     In August and September 1994, stockholders, each purporting to represent a class, filed complaints against Caremark and certain officers and employees of Caremark in the United States District Court for the Northern District of Illinois, alleging violations of the Securities Act and the Exchange Act, and fraud and negligence and various state law claims in connection with public disclosures by Caremark regarding Caremark's business practices and the status of the OIG investigation. The complaints seek unspecified damages, declaratory and equitable relief, and attorneys fees and expenses. In June 1996, the complaint filed by one group of stockholders alleging violations of the Exchange Act only, was certified as a class. The parties to all of the complaints continue to engage in discovery proceedings. The Company intends to defend these cases vigorously. Although management believes, based on information currently available, that the ultimate resolution of this matter is not likely to have a material adverse effect on the operating results and financial condition of the Company, there can be no assurance that the ultimate resolution of this matter, if adversely determined, would not have a material adverse effect on the operating results and financial condition of the Company.


     In late August 1994, certain patients of a physician who prescribed human growth hormone distributed by Caremark and the sponsor of the health insurance plan of one of those patients filed complaints against Caremark, employees of Caremark and others in the United States District Court for the District of Minnesota. Each complaint purported to be on behalf of a class and alleged violations of the federal mail and wire fraud statutes, the federal conspiracy statute and the state consumer fraud statute, as well as conspiracy to breach a fiduciary duty, negligence and fraud. Each complaint sought unspecified treble damages, and attorneys fees and expenses. In July 1996, these plaintiffs also served (but have not yet filed) a separate lawsuit in the Minnesota State Court in the County of Hennepin against a subsidiary of Caremark purporting to be on behalf of a class and alleging all of the claims contained in the complaint filed with the Minnesota federal court other than the federal claims contained therein. The complaint seeks unspecified damages, attorneys' fees and expenses and an award of punitive damages. In July 1995, another patient of this same physician filed a separate complaint in the District Court of South Dakota against the physician, Caremark and another corporation alleging violations of the federal laws prohibiting payment of remuneration to induce referral of Medicare and Medicaid beneficiaries, and the federal mail fraud and conspiracy statutes. The complaint also alleges the intentional infliction of emotional distress and seeks trebling of at least $15.9 million in general damages, attorneys fees and costs, and an award of punitive damages. In August 1995, the parties to the case filed in South Dakota agreed to a stay of all proceedings until final judgment has been entered in a criminal case that is presently pending against this physician. The Company intends to defend these cases vigorously. Although management believes, based on information currently available, that the ultimate resolution of this matter is not likely to have a material adverse effect on the operating results and financial condition of the Company, there can be no assurance that the ultimate resolution of this matter, if adversely determined, would not have a material adverse effect on the operating results and financial condition of the Company.



     In September 1995, Coram filed a complaint in the San Francisco Superior Court against Caremark and its subsidiary, Caremark Inc. and 50 unnamed individual defendants. The complaint, which arises from Caremark's sale to Coram of Caremark's home infusion therapy business in April 1995 for approximately $209.0 million in cash and $100.0 million in securities, alleges breach of the Asset Sale and Note Purchase Agreement, dated January 29, 1995, as amended April 1, 1995, between Coram and Caremark, breach of related contracts, fraud, negligent misrepresentation and a right to contractual indemnity. Requested relief in Coram's amended complaint includes specific performance, declaratory relief, injunctive relief, and damages of $5.2 billion. Caremark filed counterclaims against Coram in this lawsuit and also filed a lawsuit in the U.S. District Court in Chicago claiming that Coram committed securities fraud in its sale to Caremark of its securities in connection with the sale of the company's home infusion business to Coram. The lawsuit filed in federal court in Chicago has been dismissed, and Caremark's appeal of the dismissal was argued on May 10, 1996 and is now under submission. Coram's lawsuit is currently in the discovery phase. In October 1996, Coram agreed to merge with Integrated Health Services, Inc. ("IHS"). In connection with the merger agreement, IHS and the Company have agreed to a settlement of the Coram litigation, contingent upon consummation of the proposed merger, expected to be completed in the first quarter of 1997. Under the settlement proposal, the notes that are now payable by Coram to Caremark will be cancelled and replaced with a new two-year note in the principal amount of $57.5 million. Caremark had previously established a reserve for a portion of the $100 million in securities, and, therefore, the terms of the new note will not require any additional charge against earnings by the Company.



     The Company and Coram will enter into long-term preferred provider agreements pursuant to which IHS/Coram will provide services to the patients served by the Company's integrated delivery systems on a national basis. The Company understands that the acquisition of Coram by IHS is subject to the usual conditions found in transactions of this type, including approval of the stockholders of both companies, and is expected to be consummated early in the first quarter of 1997. The Company has no control over the conduct of the IHS/Coram transaction, and there can be no assurance that it will be consummated.

     Beginning in September 1994, Caremark was named as a defendant in a series of lawsuits added to a pending group of actions (including a class action) brought in 1993 under the antitrust laws by local and chain retail pharmacies against brand name pharmaceutical manufacturers, wholesalers and prescription benefit managers other than Caremark. The lawsuits, filed in federal district courts in at least 38 states (including the United States District Court for the Northern District of Illinois), allege that at least 24 pharmaceutical manufacturers provided unlawful price and service discounts to certain favored buyers and conspired among themselves to deny similar discounts to the complaining retail pharmacies (approximately 3,900 in number). The complaints charge that certain defendant prescription benefit managers, including Caremark, were favored buyers who knowingly induced or received discriminatory prices from the manufacturers in violation of the Robinson-Patman Act. Each complaint seeks unspecified treble damages, declaratory and equitable relief, and attorneys fees and expenses. All of these actions have been transferred by the Judicial Panel for Multidistrict Litigation to the United States District Court for the Northern District of Illinois for coordinated pretrial procedures. Caremark was not named in the class action. In April 1995, the Court entered a stay of pretrial proceedings as to certain Robinson-Patman Act claims in this litigation, including the Robinson-Patman Act claims brought against Caremark, pending the conclusion of a first trial of certain of such claims brought by a limited number of plaintiffs against five defendants not including Caremark. On July 1, 1996, the district court directed entry of a partial final order in the class action approving an amended settlement with certain of pharmaceutical manufacturers. The amended settlement provides for a cash payment of approximately $351.0 million to class members in settlement of conspiracy claims as well as a commitment from the settling manufacturers to abide by certain injunctive provisions. All class action claims against non-settling manufacturers as well as all opt out and other claims generally, including all Robinson-Patman Act claims against Caremark, remain unaffected by the settlement. The district court also certified to the court of appeals for interlocutory review certain orders relating to non-settled conspiracy claims against the pharmaceutical manufacturers and wholesalers. These interlocutory orders do not relate to any of the claims brought against Caremark. The Company intends to defend these cases vigorously. Although management believes, based on information currently available, that the ultimate resolution of this matter is not likely to have a material adverse effect on the operating results and financial condition of the Company, there can be no assurance that the ultimate resolution of this matter, if adversely determined, would not have a material adverse effect on the operating results and financial condition of the Company.


     In December 1994, Caremark was notified by the FTC that it was conducting a civil investigation of the industry concerning whether acquisitions, alliances, agreements or activities between prescription benefit managers and pharmaceutical manufacturers, including Caremark's alliance agreements with certain drug manufacturers, violate Sections 3 or 7 of the Clayton Act or
Section 5 of the Federal Trade Commission Act. The specific nature, scope, timing and outcome of the investigation are not currently determinable. Under the statutes, if violations are found, the FTC could seek remedies in the form of injunctive relief to set aside or modify Caremark's alliance agreements and an order to cease and desist from certain marketing practices and from entering into or continuing with certain types of agreements. The Company intends to defend these cases vigorously. Although management believes, based on information currently available, that the ultimate resolution of this matter is not likely to have a material adverse effect on the operating results and financial condition of the Company, there can be no assurance that the ultimate resolution of this matter, if adversely determined, would not have a material adverse effect on the operating results and financial condition of the Company.

EMPLOYEES

     As of September 30, 1996, the Company, including its affiliated professional entities, employed approximately 20,000 people on a full-time equivalent basis.

CORPORATE LIABILITY AND INSURANCE

     The Company's business entails an inherent risk of claims of physician professional liability. To protect its overall operations from such potential liabilities, the Company has a multi-tiered corporate structure and preserves the operational integrity of each of its operating subsidiaries. In addition, the Company maintains professional liability insurance, general liability and other customary insurance on a claims-made and modified occurrence basis, in amounts deemed appropriate by management based upon historical claims and the nature and risks of the business, for all of the affiliated physicians, practices and operations. This insurance includes "tail" coverage for claims against the Company's affiliated medical organizations, including those acquired from Caremark, to cover incidents which were or are incurred but not reported during the periods for which the related risk was covered by "claims made" insurance. There can be no assurance that a future claim will not exceed the limits of available insurance coverage or that such coverage will continue to be available.

     Moreover, the Company requires each physician group with which it affiliates to obtain and maintain professional liability insurance coverage. Such insurance would provide coverage, subject to policy limits, in the event the Company were held liable as a co-defendant in a lawsuit for professional malpractice against a physician. In addition, generally, the Company is indemnified under the practice management agreements by the affiliated physician groups for liabilities resulting from the performance of medical services.

PROPERTIES


     The Company's corporate headquarters is located at 3000 Galleria Tower in Birmingham, Alabama. Additionally, the Company has corporate offices in Long Beach, California and Northbrook, Illinois. The Company currently owns or leases facilities providing medical services in 26 states, Puerto Rico and six countries. The Company also leases, subleases or occupies, pursuant to certain acquisition agreements, the clinic facilities of the affiliated physician groups. The Company anticipates that, as the affiliated practices continue to grow and add new services, expanded facilities will be required.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information about the executive officers and directors of the Company as of September 30, 1996:

                        NAME                      AGE             POSITION WITH THE COMPANY
    --------------------------------------------  --- --------------------------------------------------
    Larry R. House(1)...........................  53  Chairman of Board, President and Chief Executive
                                                        Officer and Director
    Mark L. Wagar...............................  45  President -- Western Operations
    John J. Gannon..............................  58  President -- Eastern Operations
    James G. Connelly, III......................  50  President -- Caremark
    H. Lynn Massingale, M.D.....................  43  President -- Team Health
    Harold O. Knight, Jr........................  38  Executive Vice President and Chief Financial
                                                        Officer
    Tracy P. Thrasher...........................  33  Executive Vice President and Corporate Secretary
    William R. Dexheimer........................  39  Executive Vice President and Chief Operating
                                                        Officer -- East
    J. Rodney Seay..............................  49  Executive Vice President of Mergers and
                                                        Acquisitions
    J. Brooke Johnston, Jr......................  56  Senior Vice President and General Counsel
    Peter J. Clemens, IV........................  31  Vice President of Finance and Treasurer
    Richard M. Scrushy..........................  44  Director
    Larry D. Striplin, Jr.(2)...................  66  Director
    Charles W. Newhall III(1)...................  51  Director
    Ted H. McCourtney(1)........................  57  Director
    Walter T. Mullikin, M.D.....................  78  Director
    John S. McDonald, J.D.(1)...................  64  Director
    Rosalio J. Lopez, M.D.(2)...................  44  Director
    Richard J. Kramer...........................  53  Director
    C.A. Lance Piccolo..........................  56  Director
    Roger L. Headrick(1)........................  60  Director
    Thomas W. Hodson(2).........................  49  Director
    Harry M. Jansen Kraemer, Jr.................  41  Director

---------------

(1) Member of the Compensation Committee
(2) Member of the Audit Committee

     Larry R. House has been President and Chief Executive Officer of the Company since August 1993, and has been Chairman of the Board since January 1993. From 1985 to 1992, he was Chief Operating Officer of HEALTHSOUTH Rehabilitation Corporation, now HEALTHSOUTH Corporation, a publicly traded provider of rehabilitative healthcare services ("HEALTHSOUTH"). From 1992 to 1993, Mr. House was President of HEALTHSOUTH International, Inc. Mr. House is a member of the Board of Directors of each of HEALTHSOUTH, Capstone Capital Corporation ("Capstone"), a publicly traded real estate investment trust, and the American Sports Medicine Institute.

     Mark L. Wagar has been President-Western Operations of the Company since January 1996. From January 1995 through December 1995, Mr. Wagar was Chief Operating Officer of MME. From March 1994 to December 1994, he was the President of CIGNA HealthCare of California, a healthcare plan serving enrollees in California, Oregon and Washington, from January 1993 through February 1994, was a Vice President of CIGNA HealthCare of California, an HMO. From November 1989 to December 1992, he was the President of Managed Care Partners, Inc., a private consulting management company specializing in managed care services. He has been involved in healthcare management for over 20 years, including 10 years in managed care companies.

     John J. Gannon has been President-Eastern Operations of the Company since July 1996. For 23 years, Mr. Gannon was a Partner with KPMG Peat Marwick. His most recent position with KPMG was that of National Partner-in-Charge of Strategy and Marketing, Healthcare and Life Sciences. He served as one of the firm's designated industry review specialists for healthcare financial feasibility studies.

     James G. Connelly, III has been President and Chief Operating Officer of Caremark since August 1992. Mr. Connelly was the President of a subsidiary of Caremark from April 1992 to November 1992. From May 1990 to November 1992, Mr. Connelly was a Group Vice President of Baxter International, Inc., a publicly traded company that is a leading manufacturer and marketer of healthcare products and services ("Baxter"). Prior to 1990, he was a Corporate Vice President of Baxter, responsible for its hospital supply business group. Mr. Connelly also serves as a director of Boise Cascade Office Products Corporation, a publicly traded company.

     H. Lynn Massingale, M.D. has been President and Chief Executive Officer of Team Health since its formation in March 1994. Dr. Massingale has served as President of Southeastern Emergency Physicians, Inc., a subsidiary of Team Health, since 1981. A graduate of the University of Tennessee Center for Health Sciences in Memphis, Dr. Massingale is certified by the National Board of Medical Examiners, Tennessee Board of Medical Examiners and American Board of Emergency Medicine. Dr. Massingale's professional memberships include the Knoxville Academy of Medicine, Tennessee Medical Association, American Medical Association and American College of Emergency Physicians.

     Harold O. Knight, Jr. has been Executive Vice President and Chief Financial Officer of the Company since November 1994. Mr. Knight was Senior Vice President of Finance and Treasurer of the Company from August 1993 to November 1994, and from March 1993 to August 1993, Mr. Knight served as Vice President of Finance of the Company. From 1980 to 1993, Mr. Knight was with Ernst & Young LLP, most recently as Senior Manager. Mr. Knight is a member of the Alabama Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

     Tracy P. Thrasher has been Executive Vice President of the Company since November 1994 and has been Secretary since March 1994. Ms. Thrasher was Senior Vice President of Administration from March 1994 to November 1994, and from January 1993 to March 1994, she served as Corporate Comptroller and Vice President of Development. From 1990 to 1993, Ms. Thrasher was the Audit and Health Care Management Advisory Service Manager with Burton, Canady, Moore & Carr, P.C., independent public accountants. Ms. Thrasher began her career with Ernst & Young LLP in 1985, and became a certified public accountant in 1986.

     William R. Dexheimer has been Executive Vice President and Chief Operating Officer-East of the Company since August 1993. From 1989 to 1993, Mr. Dexheimer was a principal stockholder and Chief Executive Officer of Strategic Health Resources of the South, Inc., a healthcare development and consulting firm. From 1986 to 1989, Mr. Dexheimer was employed by AMI Brookwood Medical Center as Senior Vice President of Development and Chief Executive Officer of AMI Brookwood Primary Care Centers, Inc.

     J. Rodney Seay has been Executive Vice President of Mergers and Acquisitions of the Company since April 1995. From August 1993 to April 1995, he served as Executive Vice President of Development of the Company. Mr. Seay was also Secretary of the Company from August 1993 to March 1994. From 1992 to 1993, he was Vice President of Finance of HEALTHSOUTH. From 1988 to 1992, Mr. Seay was a Senior Manager with KPMG Peat Marwick. From 1982 to 1988, he served as Chief Executive Officer of Medical Data Services, a physician practice management company with over 650 employees and over 1,500 physician clients.

     J. Brooke Johnston, Jr. has been Senior Vice President and General Counsel of the Company since April 1996. Prior to that, Mr. Johnston was a senior principal of the law firm of Haskell Slaughter Young & Johnston, Professional Association, Birmingham, Alabama where he practiced corporate and securities law for over seventeen years. Prior to that Mr. Johnston was engaged in the practice of law in New York, New York and at another firm in Birmingham. Mr. Johnston is a member of the Alabama State Bar and the New York and American Bar Associations. Mr. Johnston is a member of the Board of Directors of United Leisure Corporation, a publicly traded leisure time services company.


     Peter J. Clemens, IV has been Vice President of Finance and Treasurer of the Company since April 1995. From 1991 to 1995, Mr. Clemens worked in Corporate Banking with Wachovia Bank of Georgia, N.A. Mr. Clemens began his career with AmSouth Bank, N.A. in 1987, and received a Masters Degree in Business Administration from Vanderbilt University in 1991.

     Richard M. Scrushy has been a member of the Company's Board of Directors since January 1993. Since 1984, Mr. Scrushy has been Chairman of the Board and Chief Executive Officer of HEALTHSOUTH. Mr. Scrushy is also a member of the Board of Directors of Capstone.

     Larry D. Striplin, Jr. has been a member of the Company's Board of Directors since January 1993. Since December 1995, Mr. Striplin has been the Chairman and Chief Executive Officer of Nelson-Brantley Glass Contractors, Inc. and Chairman and Chief Executive Officer of Clearview Properties, Inc. Until December 1995, Mr. Striplin had been Chairman of the Board and Chief Executive Officer of Circle "S" Industries, Inc., a privately owned bonding wire manufacturer. Mr. Striplin is a member of the Board of Directors of Kulicke & Suffa, Inc. a publicly traded manufacturer of electronic equipment, and of Capstone.

     Charles W. Newhall III has been a member of the Company's Board of Directors since September 1993. He has been a general partner of New Enterprise Associates, a venture capital firm, since 1978. Mr. Newhall is a member of the Board of Directors of HEALTHSOUTH, Integrated Health Services, Inc. and OPTA Food Ingredients, Inc., all publicly traded companies. He is founder and Chairman of the Mid-Atlantic Venture Association, which was organized in 1988.

     Ted H. McCourtney has been a member of the Company's Board of Directors since August 1993. He has been a general partner of Venrock Associates, a venture capital firm, since 1970. Mr. McCourtney is a member of the Board of Directors of Cellular Communications, Inc., Cellular Communications of Puerto Rico, Inc., Cellular Communications International, Inc., International CabelTel Incorporated, SBSF, Inc. and Structural Dynamics Research Corporation, all publicly traded companies.

     Walter T. Mullikin, M.D., a surgeon, has been a member of the Company's Board of Directors since November 1995. Dr. Mullikin was Chairman of the Board of the general partner of MME from 1989 to 1995. He founded Pioneer Hospital and the predecessors to MME's principal professional corporation in 1957. He was also the Chairman of the Board, President and a shareholder of Mullikin Independent Practice Association ("MIPA"), until November 1995. Dr. Mullikin is a member of the Board of Directors of Health Net, a publicly traded HMO, and was one of the founders and a past chairman of the Unified Medical Group Association.

     John S. McDonald, J.D. has been a member of the Company's Board of Directors since November 1995. Mr. McDonald was the Chief Executive Officer of the general partner of MME from March 1994 to 1995, and he was an executive of Pioneer Hospital and their related entities since 1967. Mr. McDonald was also a director, the Secretary and a shareholder of MME's general partner. Mr. McDonald is on the Board of Directors of the Truck Insurance Exchange and is a past president of the Unified Medical Group Association.

     Rosalio J. Lopez, M.D. has been a member of the Company's Board of Directors since November 1995. Mr. Lopez had been a director of the general partner of MME since 1989. Dr. Lopez joined MME's principal professional corporation in 1984 and serves as the Chairman of its Medical Council and Family Practice and Managed Care committees. He also acted as a director and a Vice President of MME's principal professional corporation. He is also a director and shareholder of MIPA.

     Richard J. Kramer has been a member of the Company's Board of Directors since November 1995. Mr. Kramer is President/Chief Executive Officer and a director of Catholic Healthcare West ("CHW"). Before joining CHW in September 1989, Mr. Kramer served as the Executive Vice President of LifeSpan, Inc., a multi-hospital/healthcare system headquartered in Minneapolis, which he joined in 1971, serving in a variety of capacities, including Vice President of Planning and Marketing and administrator for Abbott-

Northwestern Hospital. Mr. Kramer is currently a member of the Board of Directors of the California Association of Hospitals and Health Systems and the Hospital Council of Northern and Central California, the Board of Directors of the California Chamber of Commerce, the Governing Council of the American Hospital Association Section on Health Systems and the House of Delegates of the American Hospital Association, the Advisory Council for the Center for Clinical Integration and the Board of Directors of the Alumni Association of the University of Minnesota Program in Health Care Administration.

     C.A. Lance Piccolo has been Vice Chairman of the Company's Board of Directors since September 1996. From August 1992 to September 1996, he was Chairman of the Board of Directors and Chief Executive Officer of Caremark. From 1987 until November 1992, Mr. Piccolo was an Executive Vice President of Baxter and from 1988 until November 1992, he served as a director of Baxter. Mr. Piccolo also serves as a director of Crompton & Knowles Corporation ("Crompton") and Baxter, each of which is publicly traded.

     Roger L. Headrick has been a member of the Company's Board of Directors since September 1996 and has been President and Chief Executive Officer of the Minnesota Vikings Football Club since 1991. Additionally, since June 1989, Mr. Headrick has been president and chief executive officer of ProtaTek International, Inc., a bio-process and biotechnology company that develops and manufactures animal vaccines. Prior to 1989, he was Executive Vice President and Chief Financial Officer of The Pillsbury Company, a food manufacturing and processing company. Mr. Headrick also serves as a director of Crompton.

     Thomas W. Hodson has been a member of the Company's Board of Directors since September 1996, and was the Senior Vice President and Chief Financial Officer of Caremark from August 1992 until September 1996. Mr. Hodson was a Group Vice President of Baxter, from April 1992 to November 1992, and from 1990 to 1992 he was a Senior Vice President of Baxter responsible for financial relations, strategic planning, acquisitions and divestitures and corporate communications. From 1988 to 1990, Mr. Hodson was a corporate vice president of Baxter. Mr. Hodson also serves as a director of APACHE Medical Systems, Inc., a provider of clinically-based decision support information systems to the healthcare industry.

     Harry M. Jansen Kraemer, Jr. has been a member of the Company's Board of Directors since September 1996, and is a Vice President and Chief Financial Officer of Baxter, having served in that capacity since November 1993. He was promoted to Baxter's three-member Office of the Chief Executive in June 1995, and appointed to Baxter's Board of Directors in November 1995. In addition to his duties as its chief financial officer he is responsible for Baxter's Global Hospital Business, Global Renal Business, and the Baxter Japan subsidiary. Mr. Kraemer has been an employee of Baxter since 1982 serving in a variety of positions, including Vice President, Group Controller for Baxter's hospital and alternate-site businesses, president of Baxter's Hospitex Division and Vice President Finance and Operations for Baxter's global-business group.

CLASSIFIED BOARD OF DIRECTORS

     Pursuant to the terms of the Company's Certificate of Incorporation and By-laws, the Board of Directors is divided into three classes, with each class being as nearly equal in number as reasonably possible. One class holds office for a term that will expire at the Annual Meeting of Stockholders to be held in 1997, a second class holds office for a term that will expire at the Annual Meeting of Stockholders to be held in 1998 and a third class holds office for a term that will expire at the Annual Meeting of Stockholders to be held in 1999. Each director holds office for the term to which he is elected and until his successor is duly elected and qualified. At each annual meeting of stockholders of the Company, the successors to the class of directors whose terms expire at such meeting are elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Messrs. Scrushy, McCourtney and Piccolo and Dr. Lopez have terms expiring in 1997, Messrs. House, McDonald, Kramer, Newhall and Headrick have terms expiring in 1998, and Messrs. Striplin, Kraemer and Hodson and Dr. Mullikin have terms expiring in 1999. The Company's Board of Directors elects officers annually and such officers serve at the discretion of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Company's Board of Directors currently has two committees: the Audit Committee and the Compensation Committee.

     The Audit Committee has the responsibility for reviewing and supervising the financial controls of the Company. The Audit Committee makes recommendations to the Company's Board of Directors with respect to the Company's financial statements and the appointment of independent auditors, reviews significant audit and accounting policies and practices, meets with the Company's independent public accountants concerning, among other things, the scope of audits and reports, and reviews the performance of overall accounting and financial controls of the Company. The Audit Committee consists of Messrs. Striplin and Hodson and Dr. Lopez.


     The Compensation Committee has the responsibility for reviewing the performance of the officers of the Company and recommending to the Company's Board of Directors annual salary and bonus amounts for all officers of the Company. The Compensation Committee consists of Messrs. Newhall, McCourtney, McDonald and Headrick.


                              SELLING STOCKHOLDERS

     The following table shows the names of the Selling Stockholders and the number of shares of the Common Stock beneficially owned by them and to be sold by them under this Prospectus as of the date of this Prospectus.


                                                   NUMBER          NUMBER            NUMBER         PERCENT OF
                                                 OF SHARES        OF SHARES        OF SHARES       OUTSTANDING
                                                BENEFICIALLY     COVERED BY        TO BE HELD      SHARES AFTER
             SELLING STOCKHOLDERS                  OWNED       THIS PROSPECTUS   AFTER OFFERING      OFFERING
             --------------------               ------------   ---------------   --------------   --------------
 Troy F. Anderson, M.D........................      34,881           34,881                 0         *
 Brian E. Bass, M.D...........................      34,881           34,881                 0         *
 Phillip H. Beegle, Jr., M.D..................      78,695           14,839            63,856         *
 G. Kristine Bennett, M.D.....................      40,266           14,839            25,427         *
 Charles H. Blanchard, M.D. ..................      51,224           51,224                 0         *
 Ralph G. Brashear, M.D.......................      34,881           34,881                 0         *
 Fernando D. Burstein, M.D....................      66,560           14,839            51,721         *
 Cardinal Healthcare, P.A.....................     163,080          163,080                 0         *
 Steven R. Cohen, M.D.........................      57,059           14,839            42,220         *
 James S. Cole, M.D...........................      34,881           34,881                 0         *
+Thomas C. Darrell, M.D.......................      38,958           38,958                 0         *
 Margaret A. Deutsch, M.D.....................      34,881           34,881                 0         *
 Kevin E. Dougherty, M.D......................      34,881           34,881                 0         *
+Robert A. Durr, M.D..........................      38,958           38,958                 0         *
 L. Franklin Elliot, M.D......................      69,322           14,839            54,483         *
 Daryl C. Emery, M.D..........................      34,881           34,881                 0         *
 E. Ruffin Franklin, M.D......................      34,881           34,881                 0         *
 George R. Grant, Jr., M.D....................      34,881           34,881                 0         *
 J. Kevin Griffith, M.D.......................      34,881           34,881                 0         *
 Paul Burton Harden, Jr., M.D.................      34,881           34,881                 0         *
 Robert N. Harper, Jr., M.D...................      34,881           34,881                 0         *
 Timothy B. Hart, M.D.........................      34,881           34,881                 0         *
 Carl R. Hartrampf, Jr., M.D..................      44,255           14,839            29,416         *
+D. Allen Hayes, M.D..........................      38,958           38,958                 0         *
 Robert G. Jeffers, M.D.......................      34,881           34,881                 0         *
 Renee H. Johnson, M.D........................      34,881           34,881                 0         *
+Gary C. Jones, M.D...........................      38,958           38,958                 0         *

 William O. Jones, M.D...................................      34,881         34,881             0        *
 Rick R. Kamm, M.D.......................................      34,881         34,881             0        *
 William S. Ketcham, M.D.................................      34,881         34,881             0        *
 David J. King, M.D......................................      34,881         34,881             0        *
 Michael W. Knudsen, M.D.................................      34,881         34,881             0        *
 Kenneth R. Kohagen, M.D.................................      34,881         34,881             0        *
 Ted R. Kunstling, M.D...................................      34,881         34,881             0        *
 Carol C. Lekan, M.D.....................................      34,881         34,881             0        *
 Jimmy Locklear, M.D.....................................      34,881         34,881             0        *
+Larry D. Mann, M.D......................................      38,958         38,958             0        *
+M. Dixon McKay, M.D.....................................      38,958         38,958             0        *
 Sheppard Allen McKenzie, III, M.D.......................      34,881         34,881             0        *
 Gordon K. Middleton, M.D................................      34,881         34,881             0        *
+David K. Millward, M.D..................................      38,958         38,958             0        *
 Al J. Mooney, M.D.......................................      34,881         34,881             0        *
 James R. O'Rourke, Jr., M.D.............................      34,881         34,881             0        *
+Christopher M. Perkins, M.D.............................      38,958         38,958             0        *
 Willard C. Pierson, M.D.................................      34,881         34,881             0        *
+Morris A. Pollock, M.D..................................      38,958         38,958             0        *
 Hugh M. Powell, Jr., M.D................................      34,881         34,881             0        *
 V. Watson Pugh, M.D.....................................      34,881         34,881             0        *
 Michael S. Rees, M.D....................................      34,881         34,881             0        *
 Gregory M. Rekuc, M.D...................................      34,881         34,881             0        *
 Grace W. Rose, M.D......................................      34,881         34,881             0        *
 Virgil L. Rose, Jr., M.D................................      34,881         34,881             0        *
 Mark W. Simpson, M.D....................................      34,881         34,881             0        *
 Jane S. Smith, M.D......................................      34,881         34,881             0        *
+Michael D. Smith, M.D...................................      38,958         38,958             0        *
 Nancy M. Sokany, M.D....................................      34,881         34,881             0        *
+James V. Soldin, II, M.D................................      38,958         38,958             0        *
+Virgil S. Steele, M.D., Ph.D............................      38,958         38,958             0        *
+Claudia J. Svara, M.D...................................      38,958         38,958             0        *
 Edward B. Yellig, M.D...................................      34,881         34,881             0        *
 Suzanne J. Zorn, M.D....................................      34,881         34,881             0        *


---------------


 + Indicates a Selling Stockholder who is or was an officer and/or director of Cardinal HealthCare, P.A., which may be deemed to be an affiliate of the Company under the Securities Act.

 * Less than one percent.


     None of the Selling Stockholders listed above, except where noted, had any position, office or material relationship within the past three years with the Company or any of its affiliates.

                              PLAN OF DISTRIBUTION


     The Common Stock may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise or in negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of sale or at prices related to such prevailing market price. The Common Stock may be sold directly to purchasers or to or through underwriters, agents or broker-dealers by one or more of the following: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Common Stock as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) through the writing of options on the Common Stock. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in the resales.



     In connection with distributions of the Common Stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Common Stock in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell Common Stock short and redeliver the Common Stock to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Common Stock registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this Prospectus. The Selling Stockholder may also loan or pledge the Common Stock to a broker-dealer and the broker-dealer may sell the Common Stock so loaned, or upon a default, the broker-dealer may effect sales of the pledged Common Stock pursuant to this Prospectus.



     Certain of the Selling Stockholders may transfer certain shares of the Common Stock to Cardinal Healthcare, P.A. ("Cardinal") in satisfaction of their respective obligations to make capital contributions to Cardinal. Further, Cardinal may transfer certain shares of the Common Stock to certain of its employees in the form of stock bonuses or restricted stock awards (the restrictions on which shall lapse at such time and subject to such conditions as Cardinal may determine) for the purpose of attracting, retaining and motivating such employees. See "Selling Stockholders".



     Any underwriters, broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders and/or the purchasers of such shares for which such underwriters, broker-dealers or agents may act as agents or to whom they sell as principals, or both (which compensation as a particular underwriter, broker-dealer or agent will be negotiated prior to the sale and may be in excess of customary compensation). Such underwriters, broker-dealers and agents and any other participating underwriters, broker-dealers and agents may be deemed to be "underwriters" within the meaning of the Securities Act. In connection with such sales, any commission, discount or concession may be deemed to be an underwriting discount or commission under the Act. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.


     All costs, expenses and fees in connection with the registration of the Common Stock will be borne by the Company. Commissions and discounts, if any, attributable to the sales of the Common Stock will be borne by the Selling Stockholders. The Selling Stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Act. The Company and the Selling Stockholders have agreed to indemnify certain persons including broker-dealers or agents against certain liabilities in connection with the offering of the Common Stock, including liabilities arising under the Act.

                                    EXPERTS


     The consolidated financial statements of MedPartners, Inc. appearing in MedPartners, Inc.'s Current Report on Form 8-K dated December 5, 1996, and the consolidated financial statements of InPhyNet Medical Management Inc. and Subsidiaries appearing in InPhyNet Medical Management Inc. and Subsidiaries' Annual Report (Form 10-K) for the year ended December 31, 1995, each have been audited by Ernst & Young, LLP, as set forth in their reports included therein and incorporated herein by reference. Such consolidated financial statements referred to above are incorporated herein by reference in reliance upon such firm as experts in accounting and auditing.


                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon by Haskell Slaughter & Young, L.L.C., Birmingham, Alabama.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     There are hereby incorporated by reference in this Prospectus the following documents, all of which were previously filed by the Company with the Commission (File No. 0-27276):


     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

     2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1996.

     3. The Company's Current Report on Form 8-K filed February 23, 1996 (relating to the acquisition of Pacific Physician Services Inc.).


     4. The Company's Current Report on Form 8-K filed September 12, 1996 (reporting the acquisition of Caremark and CHS Management).


     5. The Company's Current Report on Form 8-K filed October 29, 1996 (relating to the settlement of the Coram Litigation).

     6. The Company's Current Report on Form 8-K filed December 5, 1996 (updating the Company's Management's Discussion and Analysis as contained in previous filings under the Exchange Act and presenting the consolidated financial statements of the Company).


     7. The Company's Current Report on Form 8-K filed December 6, 1996 (relating to earnings and the acquisition of Drs. Sheer Ahearn & Assoc., P.A. and Cardinal HealthCare, P.A.).



     8. The Company's Current Report on Form 8-K filed January 27, 1997 (reporting the entering into of the Plan of Merger with InPhyNet and setting forth certain pro forma financial information for the combined companies).



     9. The description of securities to be registered contained in the Registration Statement filed with the Commission on Form 8-B under the Exchange Act and declared effective on November 29, 1995, including any amendment or reports filed for the purpose of updating such description.



     There are also hereby incorporated by reference into this Prospectus and made a part hereof the following documents filed by InPhyNet with the Commission (File No. 0-24336):



     1. InPhyNet's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.



     2. InPhyNet's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30, and September 30, 1996.



     3. InPhyNet's Current Report on Form 8-K filed on March 6, 1996 (relating to an Amendment to the Rights Agreement, dated as of August 23, 1995).

     4. InPhyNet's Current Report on Form 8-K filed on January 23, 1997 (reporting the entering into of the Plan of Merger with MedPartners).



     5. InPhyNet's Registration Statement on Form 8-A dated March 6, 1996.



     Additionally, all documents subsequently filed by the Company or InPhyNet pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus. Any statement contained in a previously filed document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.



     The Company undertakes to provide to any person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, without charge a copy of any or all of the documents which have been or may be incorporated by reference into this Prospectus, and which relate to the Company or InPhyNet, as the case may be, other than exhibits to such documents. Written or oral requests for such copies that relate to the Company should be directed to Tracy P. Thrasher, Executive Vice President and Corporate Secretary, at the executive offices of the Company, which are located at 3000 Galleria Tower, Suite 1000, Birmingham, Alabama 35244 (telephone (205) 733-8996).

             ------------------------------------------------------
             ------------------------------------------------------

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    1
The Company...........................    4
Risk Factors..........................    4
Business..............................   12
Management............................   27
Selling Stockholders..................   31
Plan of Distribution..................   33
Experts...............................   34
Legal Matters.........................   34
Incorporation of Certain Documents by
  Reference...........................   34


             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------


                                2,205,032 SHARES


                                MEDPARTNERS LOGO
                                  COMMON STOCK
                           PAR VALUE $.001 PER SHARE

                                  ------------

                                   PROSPECTUS


                                JANUARY 27, 1997


                                  ------------
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is an estimate of the fees and expenses to be incurred in connection with the issuance and distribution of the shares of Common Stock, par value $.001 per share (the "Common Stock"), offered hereby.


Securities and Exchange Commission Registration Fee.........  $ 14,569.16*
Legal Fees and Expenses.....................................  $ 25,000.00
Accounting Fees.............................................  $ 10,000.00
Printing Costs..............................................  $ 40,000.00
Miscellaneous Expenses......................................  $ 10,750.00
                                                              -----------
          Total.............................................  $100,370.57
                                                              ===========


---------------

* Actual amount.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 102(b)(7) of the General Corporation Law of Delaware ("DGCL") grants corporations the right to limit or eliminate the personal liability of their directors in certain circumstances in accordance with provisions therein set forth. The Company's Second Amended and Restated Certificate of Incorporation contains a provision eliminating or limiting director liability to the Company and its stockholders for monetary damages arising from acts or omissions in the director's capacity as a director. The provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above). As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Commission has taken the position that the provision will have no effect on claims arising under the federal securities laws.

     Section 145 of the DGCL grants corporations the right to indemnify their directors, officers, employees and agents in accordance with the provisions therein set forth. The Company's Amended and Restated By-laws provide for mandatory indemnification rights, subject to limited exceptions, to any director, officer, employee, or agent of the Company who, by reason of the fact that he or she is a director, officer, employee, or agent of the Company, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such director, officer, employee, or agent in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL.

     The Company has agreed to indemnify all of its directors and executive officers against liability incurred by them by reason of their services as a director to the fullest extent allowable under applicable law. In addition, the Company has purchased insurance containing customary terms and conditions as permitted by Delaware law on behalf of its directors and officers, which may cover liabilities under the Securities Act.

ITEM 16. FINANCIAL STATEMENTS AND EXHIBITS

     (a) Exhibits:


EXHIBIT
  NO.                                             DESCRIPTION
--------       ---------------------------------------------------------------------------------
  (4)-1   --   MedPartners, Inc. Rights Agreement, filed as Exhibit (4)-1 to the Company's
                  Registration Statement on Form S-4 (Registration No. 33-00774), is hereby incorporated herein by reference.
  (4)-2   --   Amendment No. 2 to the Rights Agreement of MedPartners, Inc.
  (5)     --   Opinion of Haskell Slaughter & Young L.L.C., as to the legality of the Common
                  Stock of MedPartners, Inc.
 (23)-1   --   Consent of Ernst & Young LLP. See pages immediately following signature pages to the Registration Statement.
 (23)-2   --   Consent of Haskell Slaughter & Young L.L.C. (included in the opinion filed as
                  Exhibit (5)).
+(24)     --   Powers of Attorney. See the signature pages to the original filing of this
                  Registration Statement.


---------------


+ Previously filed.


     (b) Financial Statements Schedule:

          None are applicable.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) For the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to Item 14 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on January 27, 1997.



                                          MEDPARTNERS, INC.



                                          By        /s/ LARRY R. HOUSE

                                            ------------------------------------

                                                       Larry R. House


                                            Chairman of the Board, President and


                                                  Chief Executive Officer



     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                               CAPACITY                   DATE
---------------------------------------------  ------------------------------  -----------------

             /s/ LARRY R. HOUSE                Chairman of the Board,           January 27, 1997
---------------------------------------------    President and Chief
               Larry R. House                    Executive Officer and
                                                 Director

                      *                        Executive Vice President and     January 27, 1997
---------------------------------------------    Chief Financial Officer
            Harold O. Knight, Jr.                (Principal Financial and
                                                 Accounting Officer)

                      *                        Director                         January 27, 1997
---------------------------------------------
             Richard M. Scrushy

                      *                        Director                         January 27, 1997
---------------------------------------------
           Larry D. Striplin, Jr.

                      *                        Director                         January 27, 1997
---------------------------------------------
           Charles W. Newhall III
                      *                        Director                         January 27, 1997
---------------------------------------------
              Ted H. McCourtney

                      *                        Director                         January 27, 1997
---------------------------------------------
          Walter T. Mullikin, M.D.

                      *                        Director                         January 27, 1997
---------------------------------------------
           John S. McDonald, J.D.

                      *                        Director                         January 27, 1997
---------------------------------------------
              Richard J. Kramer

                      *                        Director                         January 27, 1997
---------------------------------------------
           Rosalio J. Lopez, M.D.

                      *                        Director                         January 27, 1997
---------------------------------------------
             C.A. Lance Piccolo

                      *                        Director                         January 27, 1997
---------------------------------------------
              Thomas W. Hodson

                  SIGNATURE                               CAPACITY                   DATE
---------------------------------------------  ------------------------------  -----------------


                      *                        Director                         January 27, 1997
---------------------------------------------
              Roger L. Headrick

                      *                        Director                         January 27, 1997
---------------------------------------------
        Harry M. Jansen Kraemer, Jr.

           *By /s/ LARRY R. HOUSE
---------------------------------------------
               Larry R. House
              Attorney-in-Fact

                                                                  EXHIBIT (23)-1



                        CONSENT OF INDEPENDENT AUDITORS



     We consent to the reference to our firm under the captions "Experts" in Amendment No. 1 to the Registration Statement (Form S-3, No. 333-17339) and the related Prospectus of MedPartners, Inc. for the registration of shares of its Common Stock and the incorporation by reference therein of our report dated October 10, 1996, with respect to the consolidated financial statements of MedPartners, Inc. for the year ended December 31, 1995, included in its Current Report on Form 8-K dated December 5, 1996, and our report dated February 12, 1996, with respect to the consolidated financial statements of InPhyNet Medical Management Inc. and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 1995, filed with the Securities and Exchange Commission.



                                          ERNST & YOUNG LLP



Birmingham, Alabama


January 27, 1997

                                 EXHIBIT INDEX


                                                                                        SEQUENTIALLY
EXHIBIT                                                                                   NUMBERED
  NO.                                        DESCRIPTION                                    PAGE
--------       -----------------------------------------------------------------------  ------------
  (4)-1   --   MedPartners, Inc. Rights Agreement, filed as Exhibit (4)-1 to the
                  Company's Registration Statement on Form S-4 (Registration No.
                  333-00774), is hereby incorporated by reference herein.
  (4)-2   --   Amendment No. 2 to the Rights Agreement of MedPartners, Inc.
  (5)     --   Opinion of Haskell Slaughter & Young L.L.C., as to the legality of the
                  Common Stock of MedPartners, Inc.
 (23)-1   --   Consent of Ernst & Young LLP. See pages immediately following signature pages to the Registration Statement.
 (23)-2   --   Consent of Haskell Slaughter & Young L.L.C. (included in the opinion filed as Exhibit (5)).
+(24)     --   Powers of Attorney. See the signature pages to the original filing of this Registration Statement.


---------------


+ Previously filed.